SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F      X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited). The Management Proxy Circular attached hereto as Exhibit 2, excluding the portions under the headings “Statement of Executive Compensation – Compensation Committee Report on Executive Compensation”, “Performance Graph” and “Additional Items – Corporate Governance” and excluding Appendix 1, Appendix 2 and Appendix 3, is incorporated by reference into the Registration Statement on Form F-9 No. 333-114696 (Canadian Pacific Railway Company) as an exhibit thereto.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: March 22, 2005		Signed:	Robert V. Horte

	By:	Name:	Robert V. Horte
		Title:	Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

1.	Notice of Annual Meeting of Shareholders.
2.	Management Proxy Circular.
3.	Form of Proxy.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited will be held at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, at 9:00 a.m. (Mountain Time) on Thursday, May 5, 2005, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2004, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors;

4.	consider and, if deemed advisable, to pass, with or without variation an ordinary resolution to approve the reconfirmation, amendment and restatement of the Corporation’s Shareholder Rights Plan; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.
Shareholders of record at the close of business on March 11, 2005, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.
By order of the board of directors,
Robert V. Horte
Corporate Secretary
Calgary, Alberta
February 21, 2005

NOTE:	Registered shareholders of Canadian Pacific Railway Limited wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Trust Company of Canada. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares. Proxies must be received by Computershare Trust Company of Canada or Georgeson Shareholder Communications Canada, agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.

i

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited will be held at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, at 9:00 a.m. (Mountain Time) on Thursday, May 5, 2005, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2004, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors;

4.	consider and, if deemed advisable, to pass, with or without variation an ordinary resolution to approve the reconfirmation, amendment and restatement of the Corporation’s Shareholder Rights Plan; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.
Shareholders of record at the close of business on March 11, 2005, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.
By order of the board of directors,
Robert V. Horte
Corporate Secretary
Calgary, Alberta
February 21, 2005

NOTE:	Registered shareholders of Canadian Pacific Railway Limited wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Trust Company of Canada. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares. Proxies must be received by Computershare Trust Company of Canada or Georgeson Shareholder Communications Canada, agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.

MANAGEMENT PROXY CIRCULAR
GLOSSARY OF TERMS

In this management proxy circular the following terms shown in quotation marks are defined as set forth below.

“Audit Committee”	Audit, Finance and Risk Management Committee of the CPRL board of directors

“Basic Pension Plan”	CPRC’s Pension Plan

“CEO”	President and Chief Executive Officer of CPRL

“CFO”	Executive Vice-President and Chief Financial Officer of CPRL

“Circular”	CPRL’s Management Proxy Circular

“Comparator Group”	Large autonomous Canadian companies with annual revenues exceeding $1 billion

“Compensation Committee”
Management Resources and Compensation Committee of the CPRL board of directors

“Computershare”	Computershare Trust Company of Canada

“COO”	Executive Vice-President and Chief Operating Officer of CPRL

“Corporation”	Canadian Pacific Railway Limited

“CPR”	CPRL and its direct and indirect subsidiaries, including CPRC

“CPRC”	Canadian Pacific Railway Company

“CPRL”	Canadian Pacific Railway Limited

“DSOP”	CPRL’s Directors’ Stock Option Plan

“DSU Plan”	CPRL’s Directors’ Deferred Share Unit Plan

“DSUs”	Deferred Share Units

“E&S Committee”	Environmental and Safety Committee of the CPRL board of directors

“Employee Shares”	Shares held by CPR employees under the ESPP

“ESPP”	CPRL’s Employee Share Purchase Plan

“Exchange Act”	United States Securities Exchange Act of 1934, as amended

“Executive DSU Plan”	CPRL’s Senior Executives’ Deferred Share Unit Plan

“Executive Officers”	Officers of CPR at the level of Vice-President and above

“Georgeson”	Georgeson Shareholder Communications Canada

“Governance Committee”
Corporate Governance and Nominating Committee of the CPRL board of directors

“LTIP”	CPR’s Long Term Incentive Plan in place from January 1, 1999 to December 31, 2002

“MD&A”	Management’s Discussion and Analysis

“Meeting”	CPRL annual and special meeting of shareholders to be held on May 5, 2005

“Named Executive Officers”
Executive Officers named in the Summary Compensation Table of this Circular

“Notice”	Notice of the Meeting

“NYSE”	New York Stock Exchange

“NYSE Standards”	Corporate governance listing standards of the NYSE

“Options”	CPRL stock options

“Pension Committee”	Pension Trust Fund Committee of the CPRL board of directors

“Performance Incentive Plan”
Canadian Pacific Railway Performance Incentive Plan

“Proposed CSA Governance Guidelines”
Proposed National Instrument 58-101 and proposed National Policy 58-201

“Proposed TSX Guidelines”
Amendments to the TSX’s corporate governance guidelines published for comment in April and November of 2002

“Record Date”	March 11, 2005

“SARs”	Share appreciation rights

“SEC”	United States Securities and Exchange Commission

“Shareholder Rights Plan”
The Corporation’s Shareholder Rights Plan, the terms of which are set out in the shareholder rights plan agreement between CPRL and Computershare Trust Company of Canada, as rights agent, dated as of July 21, 2001, as amended and restated on February 19, 2002

“Shares”	CPRL common shares

“SOA”	United States Sarbanes-Oxley Act of 2002

“Sr. VP”	Senior Vice-President of CPRC

“Stock Option Plan”	CPRL’s Management Stock Option Incentive Plan

“Supplemental Pension Plan”
Canadian Pacific Railway’s Management Supplemental Plan

“TSX”	Toronto Stock Exchange

“TSX Guidelines”	Corporate governance guidelines of the TSX, Part IV, Sections 472-475 of the TSX Company Manual

“VP”	Vice-President of CPRC

GENERAL INFORMATION
This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation to be used at the Meeting to be held on May 5, 2005, at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, for the purposes set out in the accompanying Notice.
The cost of soliciting proxies will be borne by CPRL. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson, 66 Wellington Street West, Toronto Dominion Bank Tower, Suite 5210, Toronto, Ontario, M5K 1J3, at a fee of approximately $33,000 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.
Proxies are counted and tabulated by CPRL’s transfer agent, Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-877-427-7245, toll free in North America or international at 514-982-7555. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.
Unless otherwise noted, the information contained in this Circular is given as of February 21, 2005, and all dollar amounts used in this document are in Canadian dollars.
INFORMATION ON VOTING
Voting Shares and Principal Shareholders
At February 21, 2005, there were 158,814,091 Shares outstanding. Each Share carries one vote.
To the knowledge of the directors and officers of CPRL, based on information at February 21, 2005, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, ten per cent or more of the outstanding Shares.
Record Date and Provisions Relating to Voting
The board of directors of CPRL has fixed March 11, 2005, as the Record Date for the purpose of determining shareholders entitled to receive the Notice and vote at the Meeting. Each shareholder is entitled to one vote for each Share held, as shown as registered in such holder’s name on the list of shareholders prepared as of the close of business on the Record Date.
Appointment of Proxyholders
Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders or holders of Employee Shares) at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof).
Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.
All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice in accordance with the instructions of the shareholder as specified thereon. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, strike out the name of the named appointee and write the name of the person or company you would like to appoint in the space provided.
Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy, and who do not provide instructions concerning any matter identified in the Notice will have the Shares represented by such proxy voted FOR the election of the persons nominated for election as directors as set forth in this Circular, FOR the appointment of PricewaterhouseCoopers LLP as auditors and FOR the approval of the Shareholder Rights Plan.
The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice and on any other matter properly coming before the

Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, all of whom are officers of CPRL.
Non-registered shareholders, or shareholders that hold their Shares in the name of an “intermediary”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular and a form of proxy or voting instruction form. Follow the instructions provided in order to vote by mail, telephone or internet. Non-registered shareholders wishing to vote in person at the Meeting must follow the instructions included with the form of proxy or on the voting instruction form provided by their intermediary and should also refer to the opening paragraph of this section.
Employee Shares held under the ESPP are registered in the name of HSBC Securities (Canada) Inc., and held in a custodial account until such time as the Shares are withdrawn from the ESPP pursuant to its terms and conditions.
Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form from the Corporation’s agent, Computershare.
Employee Shares will be voted in accordance with the instructions received from the employee, being the beneficial owner of the Employee Shares. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.
Holders of Employee Shares wishing to vote in person at the Meeting must follow the instructions on the voting instruction form provided by the Corporation’s agent, Computershare, and should also refer to the opening paragraph of this section.
Revocability of Proxies
A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific Railway, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.
If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.
Non-registered shareholders who have voted and who wish to change their voting instructions should contact their intermediary to discuss the appropriate procedure to follow in this regard.
BUSINESS TO BE TRANSACTED AT THE MEETING
This Circular contains information relating to the receipt of CPRL’s audited consolidated financial statements, the election of directors, the appointment of auditors and the approval of the Shareholder Rights Plan.
1.   FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation for the year ended December 31, 2004, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation, which was mailed to registered shareholders and to non-registered shareholders who requested it, together with the Notice and Circular. Additional copies of the Annual Report, in English or French, may be obtained from the Corporate Secretary of CPRL upon request and will be available at the Meeting.
2.   ELECTION OF DIRECTORS
CPRL’s articles provide for the board of directors to consist of a minimum of five and a maximum of 20 directors.

Mr. Jacques Lamarre resigned from the board on October 25, 2004, for personal reasons, and will not be replaced as the size of the board has been reduced from 11 to 10 directors.
The terms of office of each of the current directors will expire at the close of the Meeting and all are proposed for nomination as directors. Shareholders will be asked to elect directors to hold office until the close of the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed.
The persons proposed for nomination are, in the opinion of the board, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the proxy are officers of CPRL who intend to vote at the Meeting for the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees.
The board has established the following committees: the Audit Committee, the Governance Committee, the E&S Committee, the Compensation Committee and the Pension Committee. The board does not have an Executive Committee.
Nominees for Election to the Board of Directors
The table below provides the names, ages, business experience, qualifications and Committee memberships of persons to be nominated for election as directors.

Stephen E. Bachand(a)	Director since October 2001
Mr. Bachand, 66, of Ponte Vedra, Florida is the Retired President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hardgoods retailer specializing in automotive, sports and leisure, and home products. He held that position from March 1993 until his retirement in August 2000. He is also a director of the Bank of Montreal and Fairmont Hotels & Resorts Inc. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

He is the Chair of the Compensation Committee, and a member of the Audit Committee and the Governance Committee.

John E. Cleghorn, O.C., F.C.A. (a)	Director since October 2001
Mr. Cleghorn, 63, of Toronto, Ontario is the Chairman of SNC-Lavalin Group Inc., an international engineering and construction firm. He is the retired Chairman and Chief Executive Officer of the Royal Bank of Canada. He held that position from January 1995 until his retirement in July 2001. He is also a director of Finning International Inc., Molson Coors Brewing Company, Nortel Networks Corporation and Nortel Networks Limited. He is a Member of the Faculty of Management, Advisory Board and Governor Emeritus of McGill University, Immediate Past Chairman of Historica Foundation of Canada, Chancellor Emeritus of Wilfrid Laurier University and a director of Atlantic Salmon Federation. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

He is the Chair of the Pension Committee, and a member of the Audit Committee and the Governance Committee

Tim W. Faithfull	Director since December 2003
Mr. Faithfull, 60, of Oxford, England is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company. He held that position from April 1999 until July 2003. He is a director of TransAlta Corporation, AMEC plc and Shell Pensions Trust Limited. From 1996 until 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore. During this period he was also a director of DBS Bank and PSA Corporation. Between 1999 and July 2003 he was a member of the boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He graduated from the University of Oxford (Keble College), with a B.A. in Philosophy, Politics and Economics and is an alumnus of the London Business School (Senior Executive Program).

He is a member of the Governance Committee, the E&S Committee and the Compensation Committee.

James E. Newall, O.C.	Director since October 2001
Mr. Newall, 69, of Calgary, Alberta is the Chairman of the Board of Directors of the Corporation and Chairman of NOVA Chemicals Corporation, a chemicals company producing sytrenics and olefins and polyolefin products. He has held the latter position since July 1998. In January 2004, he was appointed Chairman of the Board of Directors of Novelis Inc., an aluminium rolled products company. He served as Chief Executive Officer of NOVA Corporation from August 1991 until July 1998. He is also a director of Maple Leaf Foods, Nova Chemicals Corporation and Novelis Inc. He graduated from the University of Saskatchewan with a B.Com.

He is the Chair of the Governance Committee.

Dr. James R. Nininger	Director since October 2001
Dr. Nininger, 68, of Ottawa, Ontario is the Retired President and Chief Executive Officer of The Conference Board of Canada, a private not-for-profit research group. He held that position from September 1978 until his retirement in August 2001. He is also a director of Power Corporation of Canada, a member of the Human Resources Committee of the National Arts Centre, a member of the Board of Directors of Community Foundations of Canada, the Community Foundation of Ottawa and the Canadian Patient Safety Institute. He graduated from the University of Ottawa with a B.Com. from the University of Western Ontario with an M.B.A. and from the University of Michigan with a PhD.

He is a member of the Governance Committee, the E&S Committee and the Compensation Committee.

Madeleine Paquin	Director since October 2001
Ms. Paquin, 43, of Montreal, Quebec is the President and Chief Executive Officer of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Sun Life Assurance Company of Canada, Sun Life Financial Inc., Aéroports de Montréal, and the Chamber of Maritime Commerce. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with a H.B.A.

She is a member of the Audit Committee, the Governance Committee and the E&S Committee.

Michael E.J. Phelps, O.C.	Director since October 2001
Mr. Phelps, 57, of West Vancouver, British Columbia, is the Chairman of Dornoch Capital Inc., a private investment company. He is also Chairman of the Advisory Board, Duke Energy Gas Transmission-Canada, and is Chairman of Fairborne Energy Ltd. He is the former Chairman and Chief Executive Officer of Westcoast Energy Inc. He held that position from June 1988 until March 2002. He is a director of Canfor Corporation, Duke Energy Corporation, and Fairborne Energy Ltd. He is a member of the Advisory Board of Aon Reed Stenhouse Inc. He was appointed an Officer of the Order of Canada in 2001. He graduated from the University of Manitoba with a B.A. and an L.L.B. and from the London School of Economics with an L.L.M.

He is the Chair of the E&S Committee, and a member of the Governance Committee and the Compensation Committee.

Roger Phillips, O.C.	Director since October 2001
Mr. Phillips, 65, of Regina, Saskatchewan, is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is also a director of Inco Limited, Toronto Dominion Bank, Imperial Oil Limited and Cleveland-Cliffs Inc. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

He is the Chair of the Audit Committee, and a member of the Governance Committee and Pension Committee.

Robert J. Ritchie	Director since October 2001
Mr. Ritchie, 60, of Calgary, Alberta, is the President and Chief Executive Officer of the Corporation. He is also President and Chief Executive Officer of CPRC, a position that he has held since March 1995. He is a director of ShawCor Ltd. and is on the Advisory Board of Willis Canada Inc. He is also a director and Chair of the Railway Association of Canada and a director of the Association of American Railroads and the Van Horne Institute. He graduated from McGill University in Montreal with a B.Sc. and from the University of Western Ontario with an M.B.A.

Michael W. Wright	Director since October 2001
Mr. Wright, 66, of Longboat Key, Florida, is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is also a past chairman of Food Distributors International and the Food Marketing Institute. He is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and is a member of the University of Minnesota Law School Board of Visitors and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

He is a member of the Audit Committee, the Governance Committee and the Compensation Committee.

(a)	S.E. Bachand was a director of Krystal Bond Inc. when it was subject to a cease trade order on April 12, 2002 for failure to file financial statements. It has since ceased to operate as a going concern. J.E. Cleghorn, a director of Nortel Networks Corporation and Nortel Networks Limited is subject to a cease trade order issued in May 2004, for failure to file certain financial statements, by the Ontario Securities Commission against directors, officers and certain other current and former employees prohibiting trading in Nortel Networks securities.
Interlocking Directorships
As at December 31, 2004 there were no interlocking directorships between the Corporation’s directors.
Directors’ Meeting Attendance
Directors are expected to attend all board meetings and committee meetings on which they serve.
The following table is a summary of each director’s attendance at board and committee meetings in 2004:

			Audit		Governance		E&S		Pension		Compensation
	Board		Committee		Committee		Committee		Committee		Committee
	(5 meetings)		(6 meetings)		(6 meetings)		(2 meetings)		(2 meetings)		(5 meetings)

Name	#	%	#	%	#	%	#	%	#	%	#	%

S.E. Bachand	5	100	6	100	6	100	—	—	—	—	5	100

J.E. Cleghorn	5	100	6	100	6	100	—	—	2	100	—	—

T.W. Faithfull (a)	4	80	—	—	6	100	2	100	1/1	100	4/4	100

J.E. Newall	5	100	—	—	6	100	—	—	—	—	—	—

J.R. Nininger	5	100	—	—	6	100	2	100	—	—	5	100

M. Paquin(a)	5	100	4/4	100	6	100	2	100	—	—	—	—

M.E.J. Phelps	5	100	—	—	6	100	2	100	—	—	5	100

R. Phillips	5	100	6	100	6	100	—	—	2	100	—	—

R.J. Ritchie(b)	5	100	—	—	—	—	—	—	—	—	—	—

M.W. Wright	5	100	6	100	6	100	—	—	—	—	5	100

(a)	Was not a member of certain committees for the entire year.

(b)	Attends committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.
Directors’ Share Ownership Requirements
To ensure that directors’ interests are aligned with those of shareholders, non-employee directors are required to hold $125,000 in Shares/DSUs within five years of their initial election or appointment to the board. The

Chairman of the Board is required to hold $750,000 in Shares/DSUs. These amounts represent five times their respective annual cash retainers. Mr. R.J. Ritchie, CEO is required to hold four times his base salary in Shares/DSUs pursuant to the ownership guidelines for Executive Officers.
The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2003 and 2004, and the total value of Shares and DSUs held.
Each director has surpassed the amount required to meet the minimum share ownership guidelines.

				Total number of	Total value of
		Number of	Number of	common shares and	common shares and
Director	Year	common shares	DSUs	DSUs	DSUs ($)(a)

S.E. Bachand	2004	3,129	14,260	17,389	714,688
	2003	3,129	8,195	11,324	414,232
	Change	0	6,065	6,065	300,456

J.E. Cleghorn	2004	5,000	4,894	9,894	406,643
	2003	5,000	1,576	6,576	240,550
	Change	0	3,318	3,318	166,093

T.W. Faithfull	2004	1,460	7,937	9,397	386,217
	2003	0	3,777	3,777	138,163
	Change	1,460	4,160	5,620	248,054

J.E. Newall	2004	20,000	23,640	43,640	1,793,604
	2003	20,000	14,905	34,905	1,276,825
	Change	0	8,735	8,735	516,779

J.R. Nininger	2004	1,500	2,624	4,124	169,496
	2003	1,500	450	1,950	71,331
	Change	0	2,174	2,174	98,165

M. Paquin	2004	100	5,344	5,444	223,748
	2003	100	2,168	2,268	82,963
	Change	0	3,176	3,176	140,785

M.E.J. Phelps	2004	16,479	2,624	19,103	785,133
	2003	13,479	450	13,929	509,523
	Change	3,000	2,174	5,174	275,610

R. Phillips	2004	3,088	10,318	13,406	550,987
	2003	3,088	5,660	8,748	320,002
	Change	0	4,658	4,658	230,985

R.J. Ritchie	2004	75,942	50,512	126,454	5,197,259
	2003	73,963	49,743	123,706	4,525,165
	Change	1,979	769	2,748	672,094

M.W. Wright	2004	1,000	13,313	14,313	588,264
	2003	1,000	7,452	8,452	309,174
	Change	0	5,861	5,861	279,090

TOTAL	2004	127,698	135,466	263,164	10,816,040
	2003	121,259	94,376	215,635	7,887,928
	Change	6,439	41,090	47,529	2,928,112

(a)	Total values determined by reference to the closing price of Shares on the TSX and DSUs owned by the directors on December 31, 2004 ($41.10) and December 31, 2003 ($36.58), and exclude options.
As at December 31, 2004, the total numbers of Shares and DSUs held by non-employee directors were 51,756 and 84,954, respectively. These Shares and DSUs had a combined total value of $5,618,781.

Directors’ Compensation
Philosophy
Directors who are also employees of CPR do not receive any compensation for board or committee service.
The comparator group used to establish competitive pay practices for the directors continues to be a subset of Canadian autonomous companies with annual revenues between $2 billion and $10 billion. Cash compensation is targeted at the 50th percentile and stock-based compensation at the 75th percentile, resulting in a total direct compensation target between the 50th and 75th percentiles of the comparator group.
Following a review by the Governance Committee in July 2004, it was decided that no increases to directors’ compensation were required.
Fees
Directors receive an annual retainer for participating on the board and its committees. They also receive a fee for every meeting attended. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.
Non-employee directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Non-employee directors are also reimbursed for travel and out-of-pocket expenses related to the board and committee meetings.
The all-inclusive annual cash retainer for the board chairman includes participation (in-person or by phone) at all board/ committee meetings. The board chairman is also reimbursed for travel and out-of-pocket expenses related to the board and committee meetings.
The table below sets out the fee schedule for non-employee directors for 2004.

		Audit	Other	Audit	Other
	Board	Committee	Committee	Committee	Committee
	Chair	Chair	Chairs	Members	Members
	($)(a)	($)	($)	($)	($)

Board member annual retainer	150,000	25,000	25,000	25,000	25,000

Stock based compensation (DSUs)	133,000	70,000	70,000	70,000	70,000

Committee chair/ member annual retainer	N/A	10,000	5,000	6,000	3,000

Board attendance fee per meeting	N/A	1,500	1,500	1,500	1,500

Committee attendance fee per meeting	N/A	1,500	1,500	1,500	1,500

(a)	All inclusive

Total Compensation Paid in 2004
The following table provides the total compensation paid to non-employee directors in 2004. Except as indicated all amounts are in Canadian dollars. Some directors have elected to receive all or a portion of their cash compensation in DSUs.

	Fees Paid

	Amount	Amount
	paid in	paid in		Stock Based	Total
	DSUs	cash	Total fees	Compensation	Compensation
Name	($)	($)	($)	(DSUs)($)	($)

S. E. Bachand(a)	81,000	0	81,000	70,000	151,000

J.E. Cleghorn	38,250	38,250	76,500	70,000	146,500

T.W. Faithfull(a)	32,750	32,750	65,500	70,000	135,500

J. Lamarre(b)	20,166	20,166	40,333	66,667	107,000

J.E. Newall	150,000	0	150,000	133,000	283,000

J.R. Nininger	0	67,000	67,000	70,000	137,000

M. Paquin	33,500	33,500	67,000	70,000	137,000

M.E.J. Phelps	0	72,000	72,000	70,000	142,000

R. Phillips	81,500	0	81,500	70,000	151,500

Viscount Weir(a)(c)	0	14,333	14,333	5,000	19,333

M.W. Wright(a)	76,000	0	76,000	70,000	146,000

(a)	paid in US dollars;

(b)	resigned from the board of directors on October 25, 2004;

(c)	retired from the board of directors at the 2004 annual meeting of shareholders
The total amount of cash compensation paid to the directors in 2004 was approximately $855,426.
Directors’ Deferred Share Unit Plan (DSU Plan)
Under the DSU Plan, the directors may elect annually to receive all or a portion of their annual retainer and committee and meeting fees in the form of DSUs. A DSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Shares. After leaving the board, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Shares at that time, minus applicable taxes.
The director must elect to participate in this aspect of the DSU Plan prior to the beginning of each calendar year. In addition, the DSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DSUs. Newly-appointed or elected directors are entitled to receive an initial grant of $100,000 in DSUs upon joining the board and thereafter an annual grant of $50,000 in DSUs following each annual meeting of shareholders.
Only non-employee directors participate in the DSU Plan.
Directors’ Stock Option Plan (DSOP)
On July 21, 2003, the board of directors suspended all further grants of Options under the DSOP. The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options on the third trading day of the TSX following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2004, there were 340,000 Options remaining in the pool.
Each of the current directors, other than Mr. Faithfull (who joined the board following the suspension of the DSOP) hold 16,000 Options. The aggregate number of Options held by current and former directors, all of which remain unexercised, was 160,000 as at December 31, 2004.
The table below shows the details of the grants of Options made to each eligible non-employee director under the DSOP.

			Number of Options
Date of Grant	Expiry Date	Exercise Price	Granted

Oct. 17, 2001	Oct. 17, 2011	$27.62	8,000
April 17, 2002	April 17, 2012	$33.60	4,000
May 1, 2003	May 1, 2013	$32.82	4,000

3.   APPOINTMENT OF AUDITORS
A resolution will be submitted to the Meeting appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2006 annual meeting of shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.
PricewaterhouseCoopers LLP and its predecessor firm have acted as the auditors of the Corporation’s wholly-owned subsidiary, CPRC, for more than five years and have been the Corporation’s auditors since October 1, 2001.
Audit and Non-Audit Fees and Services — 2004 & 2003
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2004, and December 31, 2003, totaled $1,898,000 and $1,501,000, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2004	December 31, 2003

Audit Fees	$1,005,000	$855,000
Audit-Related Fees	$543,000	$329,000
Tax Fees	$350,000	$310,000
All Other Fees	$0	$7,000

TOTAL	$1,898,000	$1,501,000

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered for the audit of CPR’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These services consisted of: special attest services as required by various government entities; accounting consultations and special audits in connection with acquisitions; the audit of financial statements of certain subsidiaries and of various pension and benefits plans of CPR; assistance with prospectus filings; access fees for technical accounting database resources; and assistance with preparations for compliance with Section 404 of the SOA of 2002.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits, the preparation of employee tax returns under CPR’s expatriate tax services program and assistance in completing routine tax schedules and calculations; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.
All Other Fees
Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. In 2004, there were no services in this category, and in 2003, these services consisted of assistance in reviewing an agreement and proposed transaction.

4.	SHAREHOLDER RIGHTS PLAN
The board of directors of CPRL adopted the Shareholders Rights Plan on July 30, 2001, with effect as of October 1, 2001. The Shareholder Rights Plan was ratified, confirmed and approved by shareholders of the Corporation at the 2002 annual and special meeting of CPRL shareholders.
Amendment and Reconfirmation of Shareholder Rights Plan
In order for the Shareholder Rights Plan to continue in effect, shareholders of CPRL must reconfirm it at the Meeting. The board of directors of CPRL has determined that it is in the best interest of shareholders that the Shareholder Rights Plan be reconfirmed. The board of directors of CPRL has further determined that it is in the best interest of shareholders that the Shareholder Rights Plan be amended to reflect such reconfirmation and to make certain other amendments to reflect comments received from professional commentators on shareholder rights plans and to conform the Shareholder Rights Plan to plans currently in place for other senior Canadian public companies. Accordingly, shareholders will be asked at the Meeting to consider and, if thought appropriate, to pass a resolution approving the amendment and restatement and reconfirmation of the Shareholder Rights Plan. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution.
Purpose of the Plan
The Shareholder Rights Plan is designed to provide CPRL with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide every shareholder with an equal opportunity to participate in the bid.
Summary
The following is a summary of the principal terms of the Shareholder Rights Plan, which summary is qualified in its entirety by reference to the text of the Shareholder Rights Plan. A shareholder or any other interested party may obtain a copy of the Shareholder Rights Plan by contacting the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920 Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, AB T2P 4Z4; telephone (403) 319-7538 or toll free 1-866-861-4289, fax (403) 319-6770 or by accessing the Corporation’s publicly filed documents, including the Shareholder Rights Plan, on SEDAR at www.sedar.com.
Effective Date
The Shareholder Rights Plan took effect on October 1, 2001 (the “Effective Date”), the effective date of the Plan of Arrangement involving Canadian Pacific Limited and its subsidiaries, including CPRL.
Term
The term is ten years from the Effective Date, subject to the Shareholders of CPRL approving the Shareholder Rights Plan by a majority vote at the meeting and at every third annual meeting thereafter. If the Shareholder Rights Plan is not reconfirmed at the meeting, the Shareholder Rights Plan will cease to have effect.
Issue of Rights
On the Effective Date, one right (a “Right”) was issued and attached to each Share outstanding of CPRL and attaches to each Share of CPRL subsequently issued.

Rights Exercise Privilege
The Rights will separate from the Shares and will be exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, (other than those held by an Acquiring Person), will permit the purchase by holders of Rights, other than an Acquiring Person, of Shares at a 50% discount to their market price.
The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share of the CPRL on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
Lock-Up Agreements
A bidder may enter into lock-up agreements with the shareholders of CPRL whereby such shareholders agree to tender their Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must permit the shareholder to withdraw the Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than 7%. As discussed below, it is proposed that the definition of “Lock-up Agreement” be amended to provide that no “break up” fees or other penalties exceeding the thresholds described below be payable under such agreements.
Certificates and Transferability
Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Shares and are not transferable separately from the Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.
Permitted Bid Requirements
The requirements for a Permitted Bid include the following: (i) the take-over bid must be made by way of a take-over bid circular; (ii) the take-over bid must be made to all shareholders of CPRL; (iii) the take-over bid must be outstanding for a minimum period of 60 days, and Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the Shares of CPRL held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and (iv) if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact, and the take-over bid must remain open for deposits of Shares for not less than 10 Business Days from the date of such public announcement.
The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.
Waiver
The board of directors of CPRL, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the take-over bid (an “Exempt Acquisition”) is made by a take-over bid circular to all holders of Shares of CPRL. Where the board of directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for CPRL made by a take-over bid circular to all holders of Shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.
Redemption
The board of directors of CPRL with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the board of directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.
Amendment
The board of directors of CPRL may amend the Shareholder Rights Plan with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board of directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.
Board of Directors
The Shareholder Rights Plan will not detract from or lessen the duty of the board of directors of CPRL to act honestly and in good faith with a view to the best interests of CPRL. The board of directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.
Exemptions for Investment Advisors
Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Shares of CPRL are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.
Proposed Amendments
The following is a summary of the proposed amendments to the Shareholder Rights Plan:

•	to amend the date for reconfirmation of the Shareholder Rights Plan from the annual meeting of the Corporation in 2005 to the annual meeting of the Corporation in 2008;

•	to amend the definition of “Lock-up Agreement” to provide that no “break up” fees or other penalties that exceed in the aggregate the greater of 2 1/2% of the price or value of the consideration payable under the Subject Bid and 50% of the increase in the consideration resulting from another take-over bid or transaction shall be payable by shareholders if the shareholders fail to tender their Shares to the Subject Bid; and

•	certain other amendments to reflect comments received from professional commentators on shareholder rights plans and to reflect the restatement of the Shareholder Rights Plan.
The board of directors of CPRL has determined that the proposed amendments and the restatement of the Shareholder Rights Plan are in the best interest of the Corporation and its shareholders. The board of directors unanimously recommends that shareholders vote in favour of the resolution.
Proposed Resolution of Shareholders
At the meeting, the following resolution will be placed before shareholders for approval:
BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The Shareholder Rights Plan dated as of July 31, 2001 and amended and restated as of February 19, 2002 between Canadian Pacific Railway Limited and Computershare Trust Company of Canada, as rights agent, be amended and restated as described in the Management Proxy Circular of the Corporation dated February 21, 2005;

2.	The making on or prior to the date hereof of any revisions to the Shareholder Rights Plan as may be required by any stock exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the Shareholder Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved;

3.	The Shareholder Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, is hereby reconfirmed and approved;

4.	Any director or officer of the Corporation, is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and taking of any such actions.
Under the Shareholder Rights Plan, the resolution requires the approval of a majority of the votes cast at the meeting by Independent Shareholders. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a take-over bid for the Corporation. The Corporation is not aware of any shareholder who will be ineligible to vote on such resolution at the meeting.
REPORTS OF COMMITTEES OF THE BOARD
REPORT OF THE AUDIT COMMITTEE
The Audit Committee is comprised of five directors, all of whom are unrelated and independent. Its purpose is to fulfill applicable public company audit committee legal obligations and to assist the board in fulfilling its responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.
The Audit Committee reviewed its Terms of Reference in 2004, taking into account, among other things, the NYSE Standards, the SOA, the TSX Guidelines and Proposed TSX Guidelines, and the Proposed CSA Governance Guidelines. Changes to the Terms of Reference were approved by the board as recommended to it by the Audit Committee. A copy of the revised Terms of Reference is attached to this Circular in Appendix 3.
In addition to other matters dealt with in 2004, the Audit Committee:
Financial Reporting

•	reviewed with management and the external and internal auditors prior to publication, the annual consolidated financial statements and notes thereto, the annual MD&A, the interim financial statements and notes thereto, the interim MD&A, and the Annual Information Form;

•	reviewed a report on all critical accounting polices and practices to be used, and all alternative treatments of financial information within generally accepted accounting principles that had been discussed with management;
Internal Controls Over Financial Reporting

•	approved the engagement of external resources to assist in the Corporation’s internal control review initiative in preparation for the filing with the SEC in 2006 of management’s first annual report on internal controls over financial reporting;

•	reviewed the Corporation’s plans with respect to, received reports on, and monitored the progress of, the aforementioned initiative;

•	received quarterly reports from the Corporation’s Disclosure Policy Committee with respect to management’s quarterly reviews of key internal controls over financial reporting and disclosure controls and procedures;
External Auditors

•	reviewed and confirmed the independence of the Corporation’s external auditors, based on the external auditors’ disclosure of its relationships with the Corporation and its affiliates;

•	reviewed a report of the external auditors on the auditors’ internal quality controls;

•	approved a plan for the transition of the lead partner of the external auditors;

•	reviewed the performance and qualifications of the external auditors and recommended their re-appointment for shareholder approval;

•	reviewed with management and the external auditors the scope and plans of the annual audit;

•	met privately with representatives of the external auditors to discuss audit matters, the relationship and communications between the external auditors and management, and other issues which the external auditors or the Audit Committee wished to discuss;

•	reviewed and pre-approved the provision by the external auditors of certain non-audit services not prohibited by the SOA and approved a pre-approval policy for audit and non-audit services to be provided by the external auditors;
Internal Auditors

•	reviewed the experience, skills and performance of the internal auditors and approved a program for the rotation of selected high-potential employees through one- to two-year postings with the internal audit department;

•	reviewed the annual work plan of the internal auditors, including resources;

•	reviewed and discussed with the board and management reports by the internal auditors on the audits performed, and monitored management’s responses to matters set forth therein;

•	met privately with the Director, Internal Audit, from time to time and prior to approving the annual and interim financial results press releases, financial statements, notes, MD&As and other financial reporting documents, to discuss relevant issues;
Internal Controls and Financial Reporting Processes

•	reviewed with management and the internal and external auditors the adequacy of the internal controls and disclosure controls and procedures and reviewed reports thereon provided by the Disclosure Policy Committee;
Finance and Treasury

•	approved and monitored the financing plan for 2004;

•	reviewed all major financings;

•	reviewed the activities and plans of the Treasury Department;
Risk Management

•	received reports on, and reviewed with management, matters relating to the enterprise risk management program, including insurance matters.
Throughout 2004, the Audit Committee met regularly with the external auditors, the Director, Internal Audit, the Executive Vice-President and Chief Financial Officer, the Vice-President and Comptroller, the Vice-President and Treasurer and other members of management.
The Audit Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2004.
R. Phillips (Chair)
S.E. Bachand
J.E. Cleghorn
M. Paquin
M.W. Wright
REPORT OF THE GOVERNANCE COMMITTEE
The Governance Committee is comprised of all nine independent and unrelated members of the board. It has overall responsibility for monitoring and assessing the functioning of the board and its committees, and for developing and implementing good corporate governance practices. In addition, the Governance Committee identifies individuals qualified to become board members and recommends to the board the director nominees for the annual meetings of shareholders. It also has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

The Governance Committee reviewed its Terms of Reference in 2004, taking into account, among other things, the NYSE Standards, the SOA, the TSX Guidelines, the Proposed TSX Guidelines, and the Proposed CSA Governance Guidelines. Changes to the Terms of Reference were approved by the board as recommended by the Governance Committee. A copy of the revised Terms of Reference is attached to this Circular in Appendix 3.
In addition to other matters dealt with in 2004, the Governance Committee:

•	reviewed what competencies and skills the board as a whole should possess, what competencies, skills and personal and other qualities the existing directors possess, and the appropriate size of the board with a view to facilitating effective decision-making;

•	reviewed and assessed potential new board candidates having regard to the foregoing and other relevant matters;

•	recommended to the board the nominees to stand for election as directors at the Meeting;

•	reviewed matters relating to the independence of each director and recommended approval by the board of revised criteria for director independence and of the Governance Committee’s assessment of the independence of each director;

•	conducted an evaluation of the effectiveness of the board, its committees and each director, including the Chairman of the Board;

•	reviewed and recommended to the board the director compensation philosophy and compensation to be paid to non-employee directors;

•	approved amendments to the Corporation’s Corporate Governance Principles and Guidelines;

•	evaluated the performance of the CEO and, upon recommendation by the Compensation Committee, approved the compensation to be paid to him in 2004;

•	reviewed and monitored matters relating to CPR’s approach to corporate governance, in order to maintain the highest standards in that regard; and

•	reviewed potential senior officer succession candidates and matters relating to senior officer succession planning.
The Governance Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2004.
J.E. Newall (Chair)
S.E. Bachand
J.E. Cleghorn
T.W. Faithfull
J.R. Nininger
M. Paquin
M.E.J. Phelps
R. Phillips
M.W. Wright
REPORT OF THE E&S COMMITTEE
The E&S Committee is comprised of four directors, all of whom are unrelated and independent. Its purpose is to review and evaluate with management the environmental and safety practices, policies and procedures of CPR to ensure their effective implementation and compliance with applicable legislation, regulatory requirements and industry standards. The E&S Committee also reviews reports on, and monitors, specific environmental and safety issues and incidents, provides advice and direction to management thereon, and makes reports and recommendations to the board on environmental and safety matters.
The E&S Committee reviewed its Terms of Reference in 2004 and determined that no changes were required. A copy of the Terms of Reference is attached to this Circular in Appendix 3.

In addition to other matters dealt with in 2004, the E&S Committee:

•	reviewed with management all significant environmental matters relating to CPR, including legal and regulatory issues, the status of specific environmental issues, including the environmental audit program and corrective actions, CPR’s overall environmental remediation plan and resources, and wildlife mortality on the railway, and provided direction and guidance to management thereon; and

•	reviewed with management all significant safety matters relating to CPR, including legal and regulatory issues, CPR’s overall approach to safety issues, its record of personal injuries and other accidents during 2004 and the status of specific personal injury incidents and fatalities, and provided direction and guidance to management thereon.
The E&S Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2004.
M.E.J. Phelps (Chair)
T.W. Faithfull
J.R. Nininger
M. Paquin
REPORT OF THE PENSION COMMITTEE
The Pension Committee is comprised of two directors, both of whom are unrelated and independent. Its purpose is to assist the board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.
The Pension Committee reviewed its Terms of Reference in 2004 and determined that no amendment was required. A copy of the Terms of Reference is attached to this Circular in Appendix 3.
In addition to other matters dealt with in 2004, the Pension Committee:

•	reviewed the status of the Corporation’s initiative to outsource certain pension fund management matters to external investment and asset managers;

•	reviewed and monitored the performance of the defined benefit and defined contribution pension funds;

•	approved amendments to the defined benefit plan statement of investment policies and procedures;

•	reviewed the financial status of, and funding issues related to, the defined benefit pension option;

•	reviewed a report regarding compliance of employer contributions with funding policy and legislation and compliance by external investment and asset managers with respect to relevant policies, laws and regulations;

•	reviewed and approved the pension plan audited financial statements;

•	approved transaction approval and execution authorities for pension trust fund administrative matters; and

•	appointed PricewaterhouseCoopers, LLP as auditor of the Canadian Pacific Railway Company Pension Plan.
The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2004.
J.E. Cleghorn (Chair)
R. Phillips
REPORT OF THE COMPENSATION COMMITTEE
The Compensation Committee is comprised of five directors, all of whom are unrelated and independent. Its purpose is to fulfill applicable public company compensation committee legal obligations and to discharge the board’s responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Executive Officers;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain Executive Officers;

•	CPR’s organizational health; and

•	succession planning.
The Compensation Committee reviewed its Terms of Reference in 2004, taking into account, among other things, the NYSE Standards, the SOA, the TSX Guidelines, the Proposed TSX Guidelines, and the Proposed CSA Governance Guidelines. Changes to the Terms of Reference were approved by the board as recommended to it by the Compensation Committee. A copy of the revised Terms of Reference is attached to this Circular in Appendix 3.
In addition to other matters dealt with in 2004, the Compensation Committee:

•	reviewed the structure and reporting relationships of senior management;

•	extensively reviewed throughout the year succession plans for the CEO and development plans for internal CEO candidates;

•	completed a full review of succession plans for members of the CPR Executive Committee and other Executive Officers;

•	reviewed and made recommendations to the board for two Executive Officer appointments;

•	reviewed with the assistance of an independent compensation consultant current trends in compensation, CPR’s overall compensation philosophy and the level of compensation to be paid to Executive Officers;

•	approved the 2004 performance objectives of the CEO and the 2005 performance objectives of the CEO, COO and CFO;

•	recommended to the Governance Committee the compensation to be paid to the CEO in 2004;

•	recommended to the board a grant of Options pursuant to the Stock Option Plan, including setting the performance vesting targets for the performance Options;

•	approved an allocation of Options available in 2005 for granting by the CEO from time to time to eligible employees in accordance with the Stock Option Plan;

•	recommended to the board an amendment to the Executive DSU Plan;

•	reviewed the payout level under the Performance Incentive Plan for the 2003 plan year;

•	reviewed the progress of corporate performance as against the 2004 Performance Incentive Plan targets and as against the performance vesting targets for all outstanding performance Options;

•	recommended to the board the targets for the 2005 Performance Incentive Plan awards; and

•	reviewed and discussed with management CPR’s organizational health and effectiveness.
The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2004.
S.E. Bachand (Chair)
T.W. Faithfull
J.R. Nininger
M.E.J. Phelps
M.W. Wright
STATEMENT OF EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
Executive Compensation Philosophy
CPR’s executive compensation philosophy is based on:

•	attracting, retaining and motivating talented executives in a challenging business environment;

•	focusing the efforts of executives on performance improvement;

•	recognizing individual contributions as well as overall business results; and

•	sustaining shareholder value creation by aligning the interests and awards of executives with those of the company shareholders
Compensation Strategy
Total compensation for each Executive Officer, including those named in the Summary Compensation Table, is designed to be between the 50th and 75th percentiles of corresponding positions in the Comparator Group. This design is accomplished through targeting base salary and annual incentive compensation at the 50th percentile of the Comparator Group while positioning long-term compensation at the 75th percentile of the Comparator Group. Positions below the executive level target the 50th percentile of the Comparator Group for base salary, annual incentive compensation and long-term compensation.
The compensation of Executive Officers, including the Named Executive Officers, is evaluated and recommended by the Compensation Committee to the Governance Committee in the case of the CEO, and to the board of directors in the case of all the other Executive Officers. To establish competitive levels of executive compensation, the Compensation Committee reviews information obtained through independent compensation consultants.
Compensation Mix
The compensation mix for Executive Officers is comprised of base salary and annual and long-term incentives. The percentage of each element varies in accordance with the level of the individual’s position in the organization and is regularly reviewed against competitive practice.
The following table shows the percentage breakdown of direct compensation:

	CEO	COO/CFO	Sr. VP	VPs
	%	%	%	%

Base	24	34	38	43

Short-term	17	15	14	13

Long-term	59	51	48	44

Total	100	100	100	100

1.   Base Salary
The Compensation Committee recommends to the board of directors, and in the case of the CEO, to the Governance Committee, the base salaries of the Executive Officers, following a review of market data. Actual individual salary levels are based on a number of factors, including the individual’s performance, responsibilities and experience, to ensure that the salaries reflect the contribution of each Executive Officer. In establishing the base salary for each Executive Officer, the Corporation targets the market median (50th percentile) paid to the comparable executive officers of the Comparator Group. Executive Officers are, on average, at the 50th percentile of the Comparator Group.
2.   Annual Incentive Plan
The Corporation believes that incentive pay encourages employees to contribute to CPR’s overall performance. To this end, CPR’s Performance Incentive Plan provides an opportunity for participants (including all Executive Officers and non-unionized employees) to earn an annual cash award based on the achievement of corporate targets (the corporate component) and individual performance objectives (the individual component). Each year, key performance measures are set by the board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, with the Compensation Committee.
The award payable under the corporate component is dependent on the Corporation’s performance against target. Any award payable under the corporate component is subject to a specified threshold of corporate performance, which is also set annually by the board.
Individual measures reflect the achievement of established individual performance objectives calibrated through CPR’s performance management program. Any award payable under the individual component is subject to a minimum level of corporate performance, which is set annually by the board.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2004 annual incentive plan are as follows:

	Target Award
	Level as a %	Corporate	Individual
	of base	Component	Component
Level	salary (%)	Weighting (%)	Weighting (%)

CEO	70	75	25

Other Named Executive Officers	30 – 45	75	25

Other Executive Officers	30	75	25

Senior Managers	20 – 25	60	40

Remaining Participants	5 – 15	50	50

The maximum bonus opportunity for exceptional CPR financial performance and individual contribution is 200% of the target award level.
Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each of the Executive Officers, and the aggregate of all awards payable under the annual incentive plan.
For the 2004 plan year, the performance measure for the corporate component was operating income adjusted to accommodate fluctuations in the US dollar exchange rate and fuel prices. CPR exceeded its operating income target. The board, upon recommendation from management, approved a payout of 137% of the target award level applicable to the corporate performance component, and a payout on the individual performance component, the level of which varies depending on the individual’s performance as calibrated through CPR’s performance management program. For the Named Executive Officers, the individual performance ratings ranged from 120% to 145% of the individual component target.
3.   Long-Term Incentives
Stock Option Plan
The purpose of the Stock Option Plan is to focus management’s performance on key financial and shareholder metrics, align the interests of management with those of shareholders and encourage participation in the long-term growth and financial success of CPR, thereby increasing shareholder value.
The Compensation Committee makes recommendations to the board of directors regarding grants of Options to Executive Officers. In determining the size of a new grant of Options, neither the amount nor the terms of previously granted Options are taken into consideration. The CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant Options to employees within certain defined parameters. In 2004, grants under this authority were minimal (i.e. 1600 Options).
Participants in the Stock Option Plan are granted a number of Options exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The maximum number of Shares approved for issuance under the Stock Option Plan is 11,000,000. As at December 31, 2004, 2,873,843 Options were remaining in the pool.
CPR has two types of Options: regular Options and performance-accelerated Options. Regular Options expire ten years from the date of grant. Half of the regular Options become exercisable on the second anniversary of the grant and the balance on the third anniversary. Tandem SARs may be attached to half the regular Options granted. The vesting requirements and term of SARs are consistent with the regular Options to which they are attached. Grants of regular Options are designed to position long-term incentives at the 50th percentile of the Comparator Group.
Performance-accelerated Options expire five years after the date of the grant and become exercisable on the fourth anniversary of the grant, or earlier, upon the achievement by CPR of specified performance criteria. Similar to previous years’ grants, the performance Options granted in 2004 had specific operating ratio targets as the performance criteria. None of the performance Options granted to date have had vesting accelerated by performance. There is a minimum one-year vesting requirement, even if the performance criteria have been achieved prior to that time. Grants of performance Options made in 2004 are provided only to executives and are designed to provide additional incentive opportunity, increasing their target long-term incentive opportunity from the 50th to the 75th percentile of the Comparator Group.

Fifty percent of the 2004 performance Options vest on or after the achievement of an annual operating ratio of 76.5 percent, and the remaining 50 percent on or after the achievement of an annual operating ratio of 76.0 percent. The accelerated operating ratio targets are premised on certain assumptions regarding fuel prices and the US dollar exchange rate.
In October 2001, CPR issued an initial grant of performance-accelerated Options to all Option plan participants as part of CPR’s new status as a public company. As at December 31, 2004, 2,040,820 Options from this grant were outstanding. These performance Options will vest in October 2005 (four years after the grant) as the performance criteria for accelerated vesting have not been achieved. Such Options will expire, if not exercised, in October 2006.
Share Ownership Guidelines
It is CPR’s belief that stock ownership further aligns the interests of the management team with those of shareholders. CPR encourages stock ownership and demonstrates this commitment by paying a significant portion of Executive Officer compensation through stock based compensation programs (DSUs, performance Options and regular Options).
CPR has share ownership guidelines in place for each of its Executive Officers. The guidelines set a level of share ownership, expressed as a multiple of the Executive Officer’s current base salary, that the individual is required to hold as long as he or she is employed. Shares and DSUs are included in determining an Executive Officer’s ownership level. The ownership guidelines are as follows:

Level	Multiple of Salary

CEO	4X

COO	3X

CFO	2X

Sr. VP and VPs	1X

Each Executive Officer is expected to achieve the applicable minimum level of share ownership over a five-year period. Executive Officers promoted to a higher ownership level are expected to achieve the new level within five years from the date of the promotion.
As of February 21, 2005, all Named Executive Officers have achieved their respective levels of share ownership.
Executive DSU Plan
The Executive DSU Plan was developed to strengthen the alignment of interests between executives and shareholders.
Under the Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When the annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.
To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CPR will contribute one DSU for each three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CPR will contribute one DSU for each four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CPR match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution.
Executive Officers may only redeem their DSUs after termination of employment or retirement. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

Employee Share Purchase Plan
Established in 2001, the ESPP is designed to promote the alignment of employees’ interests with that of shareholders in keeping with the Corporation’s belief that all employees have an impact on CPR’s success. The ESPP provides a mechanism for eligible CPR employees to acquire Shares through payroll deductions.
Under the ESPP, contributions by CPR and by eligible employees are used to make purchases of Shares on the open market. Each eligible employee may contribute up to six percent of the employee’s salary to the ESPP. CPR will purchase and contribute one Share for each three Shares purchased on behalf of each eligible employee under the ESPP. In no case will Shares be issued from treasury pursuant to the ESPP. Shares contributed by CPR will not vest in favour of the eligible employee until the end of the calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CPR match.
All of the Named Executive Officers are among the approximately 61% of employees who are participants in the ESPP.
CEO Compensation
The CEO, Mr. R.J. Ritchie, is also governed by the pay-for-performance philosophy of CPR’s executive compensation program. On an annual basis, the Compensation Committee reviews the compensation paid to chief executive officers of the Comparator Group, in order to assess the competitiveness of the CEO’s compensation. Based upon the recommendation of the Compensation Committee, the compensation of the CEO is approved by the Governance Committee after careful assessment of his personal contribution to CPR’s performance. This assessment is based on a number of quantitative and qualitative factors, which are set annually by the Compensation Committee.
Mr. Ritchie is a participant in CPR’s Performance Incentive Plan, Stock Option Plan and ESPP. His base salary and annual incentive compensation are targeted at the 50th percentile of the Comparator Group, while the stock based compensation is targeted at the 75th percentile to bring his total direct compensation between the 50th and 75th percentile of CEOs in the Comparator Group. Mr. Ritchie’s 2004 compensation is positioned at these targeted percentiles.
(a) Base Salary
In April 2004, Mr. Ritchie’s annual salary was increased to $825,000.
(b) Annual incentive Plan
Under the Performance Incentive Plan, Mr. Ritchie’s target award level was increased to 70% of base salary in 2004. The weighting continues to be 75% on corporate component and 25% on individual component. The performance measure for the corporate component of the plan was operating income, adjusted to accommodate the fluctuations in the US dollar exchange rate and fuel prices.
The payout in respect of the corporate component was 137% of the target level. In Mr. Ritchie’s case this amounted to $593,381. With respect to the individual component, Mr. Ritchie achieved 143% of his individual performance target, or $206,619, based on his performance against his individual objectives relating to:

•	40% – financial metrics, including operating income, top-line revenue growth from yield, operating ratio, free cash after dividends, and controls;

•	20% – people/ organization — strengthening CPR leadership, succession planning, performance differentiation, and employee engagement;

•	15% – specified strategic initiatives; and

•	25% – service, safety (as measured by personal injuries and train accidents) and environmental (corrective actions and planning).
Mr. Ritchie’s total award under PIP was $800,000 representing 97% of his base salary and 139% of his target.

(c) Stock Option Plan
Under the Stock Option Plan Mr. Ritchie was granted 98,900 regular Options and 109,900 performance Options on February 19, 2004, at an exercise price of $32.50, the market price immediately preceding the date of the grant.
(d) Relative Weightings
The relative weightings of the various components of the 2004 design of Mr. Ritchie’s total compensation, based on his target award levels under the Performance Incentive Plan and the Stock Option Plan, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation

Base Salary	22%

Performance Incentive Plan	15%

Stock Option Plan	54%

Benefits and Perquisites	1%

All Other Compensation (including pension)	7%

Total	100%

The foregoing report has been made by the members of the Compensation Committee:
S.E. Bachand (Chair)
T.W. Faithfull
J.R. Nininger
M.E.J. Phelps
M.W. Wright

SUMMARY COMPENSATION TABLE
The following disclosure of executive compensation provides information on the compensation of CPR’s Named Executive Officers, being the CEO, CFO and CPR’s next three most highly compensated Executive Officers, during the year ended December 31, 2004.

		Annual Compensation			Long-term Compensation

					Awards		Payouts

					Securities
					Under	Restricted
				Other	Options &	Shares or
				Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)(d)	(#)(e)	($)	($)(f)	($)(g)

R.J. Ritchie	2004	806,250	800,000	25,764	208,800	0	0	15,964
President and	2003	743,750	84,375	24,046	207,000	0	0	14,726
Chief Executive Officer	2002	718,750	265,350	18,354	177,900	0	873,600	143,907

M.T. Waites(a)	2004	385,000	234,321	9,922	62,000	0	0	1,270
Executive Vice-President	2003	376,667	32,484	9,456	57,900	0	0	6,308
and Chief Financial Officer;	2002	332,500	98,088	6,517	47,900	0	333,775	160,699
Chief Executive Officer, US Network

F.J. Green(b)	2004	398,988	285,143	6,448	62,000	0	0	118,986
Executive Vice-President and	2003	286,000	12,513	4,827	33,900	0	0	12,163
Chief Operating Officer	2002	277,266	72,235	3,182	30,600	0	238,680	70,490

N.R. Foot	2004	292,750	137,064	4,385	38,200	0	0	5,796
Senior Vice-President,	2003	286,000	12,513	4,277	33,900	0	0	5,663
Operations	2002	277,266	73,323	3,166	31,200	0	238,680	69,924

M.M. Szel(c)	2004	270,750	114,675	4,207	28,700	0	0	5,361
Vice-President,	2003	256,000	14,513	4,103	28,600	0	0	5,069
Marketing and Sales-Bulk	2002	247,875	45,750	3,039	24,600	0	226,044	66,663

Notes:

(a)	Mr. Waites was appointed Executive Vice-President and Chief Financial Officer; Chief Executive Officer US Network in March 2003.

(b)	Mr. Green was appointed Senior Vice-President, Marketing and Sales in April 2002, Executive Vice-President, Operations and Marketing in January 2004 and Executive Vice-President and Chief Operating Officer in October 2004.

(c)	Ms. Szel was appointed Vice-President, Marketing and Sales — Bulk in February 2004. In February 2005, she was appointed Senior Vice-President, Bulk Commodities and Government Affairs.

(d)	The value of perquisites and other personal benefits is not greater than the lesser of $50,000 and 10% of the total annual salary and bonus of each Named Executive Officer. These values represent the dividend equivalents accrued during each year in respect of DSUs awarded under the Executive DSU Plan.

(e)	Represents Options granted under the Stock Option Plan.
     SARs are attached to 50% of the Options set out in the table with the exclusion of performance-accelerated Options.

(f)	Payouts for 2002 were made under the CPR LTIP in place from January 1, 1999 to December 31, 2002. As a result of CPRL becoming a publicly traded company, the performance period was shortened by one year to December 31, 2001. The cash payout was based on measurable operational and financial targets at the end of the revised performance period adjusted for the impact of becoming public. The cash payout was made on December 31, 2002.

(g)	Represents the value of Shares purchased by CPR pursuant to the matching provisions of the ESPP. It also includes the value of matching DSUs awarded under the Executive DSU Plan.

OPTIONS AND SAR GRANTS DURING 2004
The following table shows Options and SARs granted under the Stock Option Plan for each of the Named Executive Officers for the fiscal year ended December 31, 2004.

				Market Value of
	Securities, Under	% of Total Options/		Securities Underlying
	Options/SARs	SARs Granted to	Exercise or Base	Options/SARs on the
	Granted (#)	Employees in	Price	Date of Grant	Expiration
Name	(a)	Fiscal Year	($/Security)	($/Security)	Date

R.J. Ritchie	98,900	5.7	32.50	32.50	February 19, 2014
	109,900	6.3	32.50	32.50	February 19, 2009

M.T. Waites	33,800	1.9	32.50	32.50	February 19, 2014
	28,200	1.6	32.50	32.50	February 19, 2009

F.J. Green	33,800	1.9	32.50	32.50	February 19, 2014
	28,200	1.6	32.50	32.50	February 19, 2009

N.R. Foot	21,400	1.2	32.50	32.50	February 19, 2014
	16,800	1.0	32.50	32.50	February 19, 2009

M.M. Szel	13,600	0.8	32.50	32.50	February 19, 2014
	15,100	0.9	32.50	32.50	February 19, 2009

Note:

(a)	Under the Stock Option Plan each Named Executive Officer was granted regular and performance-accelerated Options to purchase Shares on February 19, 2004, at an exercise price of $32.50. SARs are attached to 50% of the regular Options, which expire February 19, 2014. Performance-accelerated Options expire February 19, 2009. One half of regular Options and SARs granted become exercisable two years after the grant and the balance become exercisable three years after the grant. Performance-accelerated Options become exercisable on the fourth anniversary of the grant or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.
AGGREGATED OPTIONS AND SAR EXERCISES DURING 2004 AND YEAR-END OPTIONS AND SAR VALUES
The following table sets out information on the exercise by each of the Named Executive Officers of Options and SARs granted under the Stock Option Plan for the fiscal year ended December 31, 2004, and the Options and SARs values at December 31, 2004.

					Value of Unexercised
			Unexercised Options & SARs		In-The-Money Options & SARs
			at Fiscal Year-End		at Fiscal Year-End
	Securities Acquired	Aggregate Value
	on Exrcise	Realzed	Exercsable	Unexerisable	Exercsable	Unexerisable
Name	(#)	($)	(#)(a)(b)		($)(c)

R.J. Ritchie	Nil	Nil	224,150	753,450	3,622,528	7,956,384

M.T. Waites	Nil	Nil	55,525	225,100	930,589	2,410,383

F.J. Green	Nil	Nil	20,100	154,800	237,250	1,582,017

N.R. Foot	Nil	Nil	23,300	140,600	288,452	1,514,811

M.M. Szel	Nil	Nil	26,475	110,950	467,142	1,192,300

Notes:

(a)	SARs are attached to 50% of the number of Options set out in the table, with the exclusion of performance-accelerated Options granted under the Stock Option Plan.

(b)	One half of regular Options and SARs granted become exercisable two years after the grant, and the balance become exercisable three years after the grant. Performance-accelerated Options become exercisable on the fourth anniversary of the grant, or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.

(c)	The value of unexercised in-the-money Options at December 31, 2004, is the difference between their exercise price and the fair market value of the underlying Shares on December 31, 2004. The value of such underlying Shares on such date was $41.10 These Options have not been, and may never be, exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table shows, as of December 31, 2004, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of options outstanding under the Stock Option Plan and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP although grants under this plan are currently suspended.

Number of securities available
	Number of securities to be	Weighted-average exercise	for future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding options,	options, warrants and	(excluding securities reflected
	warrants and rights	rights	in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	7,752,080	$29.32	3,213,843

Equity compensation plans not approved by security holders	Nil	Nil	Nil

Total	7,752,080	$29.32	3,213,843

The material features of the equity compensation plans referred to in the above table are described in Note 21 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2004, and elsewhere in this Circular.
PENSION PLANS
As at December 31, 2004, CPR maintained a contributory defined benefit Basic Pension Plan pursuant to which pensions are paid to eligible employees of CPR at retirement. Under the Basic Pension Plan, the amount of a non-unionized employee’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the former Basic Pension Plan member and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index to a maximum of 3%. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act.
CPR also maintains a non-contributory Supplemental Pension Plan in which Executive Officers participate. The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. Annual incentive plan awards and notional awards approved by the Compensation Committee are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual’s target level at retirement). Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60. The Supplemental Pension Plan also provides additional benefits for executives who join the Basic Pension Plan in mid-career.
A defined contribution (“DC”) pension option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension option and to convert past service defined benefit entitlements as an initial deposit to their DC account. All newly-hired non-unionized employees have the option to participate in either the defined benefit or DC pension option.

The following table shows the aggregate annual retirement benefits payable under the Basic Pension Plan and the Supplemental Pension Plan upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2004 (exclusive of the amounts paid under the Canada Pension Plan or Quebec Pension Plan):

ANNUAL PENSION PAYABLE UPON RETIREMENT AT NORMAL RETIREMENT AGE

	Years of Service

		20	25	30	35
Remuneration	15
Including
annual bonus
$	$	$	$	$	$

300,000	155,828	174,138	186,601	194,891	200,425

400,000	213,221	236,729	252,731	263,374	270,425

500,000	273,883	301,241	319,864	332,251	340,425

600,000	330,613	363,444	385,791	400,656	410,425

700,000	387,344	425,646	451,718	469,060	480,425

800,000	444,075	487,848	517,645	537,464	550,425

900,000	518,368	560,371	588,963	607,981	620,425

1,000,000	577,050	623,720	655,488	676,620	690,425

1,200,000	694,413	750,418	788,540	813,897	830,425

1,400,000	811,777	877,116	921,592	951,175	970,425

1,600,000	929,141	1,003,814	1,054,644	1,088,453	1,110,425

1,700,000	987,823	1,067,163	1,121,169	1,157,092	1,180,425

Additional Pension Benefit Disclosure
Additional disclosure with respect to the pension benefits for the Named Executive Officers is provided in the following table. The amounts disclosed are estimates only and are subject to change over time. The 2004 current service cost and the accrued obligation at December 31, 2004 have been calculated using the same assumptions used to calculate the Company’s 2004 current service cost and December 31, 2004 benefit obligation for pensions as summarized in note 20 to the Company’s December 31, 2004 consolidated financial statements, with the exception of the assumed retirement date. Named Executive Officers who have exceeded the assumed retirement date as per the assumptions referenced above (R. Ritchie and N. Foot) are assumed to retire at the end of the current year, although their actual retirement dates may differ.

		Accrued
		Obligation at	Years of		Projected Annual
	2004 Current	December 31,	Credited Service	Years of Credited	Benefit Payable at
	Service Cost(a)	2004	at December 31,	Service at Age	Age 65(d)
Named Executive Officer	($)	($)	2004(b)	65(c)	($)

R.J. Ritchie	262,000	10,350,000	34.50	35	875,000

M.T. Waites	144,000	1,230,000	16.08	35	310,000

F. Green	69,000	3,740,000	26.58	35	435,000

N. Foot	85,000	2,920,000	29.83	35	265,000

M. Szel	66,000	2,200,000	26.50	35	235,000

(a)	represents the employer cost with respect to service accrued in 2004

(b)	includes deemed credited service of 8.33 years for Mr. Waites

(c)	includes deemed credited service of 13.33 years for Mr. Waites

(d)	assumes no increase in base salary.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL AGREEMENTS
Employment Contracts
CPR employees, including Executive Officers, are employed at will by the Corporation and do not have employment agreements.
CPR has a severance policy governing severance payable for involuntary termination of management employees.
Change of Control Agreements
If a change in control of CPR occurs, each Named Executive Officer is entitled to receive, pursuant to the terms of their severance agreements, certain severance benefits. For each Named Executive Officer, these benefits are triggered if, within the three-year period following the change in control, the individual’s employment is terminated other than for cause, disability, retirement or death, or by the individual for certain defined reasons such as a change in responsibilities or a reduction in salary or benefits. In the case of the CEO, the benefits are also triggered if, within the three-year period following the change in control, the CEO resigns, provided the CEO remains in his role for the first six months if so required by the acquiring company.
Each Named Executive Officer will receive a lump sum severance payment equal to the base salary that such Named Executive Officer would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other Named Executive Officers). Each change of control severance agreement also provides that the Named Executive Officer is entitled to certain benefits, including payments under CPR’s compensation plans and the continuation of certain benefits for the duration of the severance period.
PERFORMANCE GRAPH
The following performance graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from the period beginning October 3, 2001, the date on which CPRL Shares began to publicly trade, and ending December 31, 2004.

	Oct 2001	Dec 2001	Dec 2002	Dec 2003	Dec 2004

CPRL	100.00	142.60	140.57	167.68	191.30
S&P/TSX Composite Index	100.00	111.82	97.91	124.08	142.05

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at December 31, 2004 there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CPR to, any of the directors or Executive Officers or any of their associates.
ADDITIONAL ITEMS
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
CPRL carries on its own behalf, and on behalf of its subsidiaries, a directors’ and officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US $125,000,000 subject to deductibles of US $1,000,000 or US $2,500,000 in cases where a director or officer is reimbursed by CPR or a subsidiary for any loss covered by the policy. The US $2,500,000 deductible applies to US securities claims. The approximate amount of the premium, including corporate reimbursement coverage, paid by CPR in 2004 in respect of its directors and officers as a group was US $454,681 and US $1,000,300, respectively. The aggregate amount of the premiums paid by the directors and officers of CPR in respect of the year was approximately $75 and $383, respectively.
CORPORATE GOVERNANCE
The Corporation’s board of directors and management believe that good corporate governance practices are essential to the effective management of CPR and to the protection of its investors, employees and other stakeholders. They are dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good corporate governance and business ethics throughout the organization. CPR’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CPR.
Corporate governance standards in Canada and the United States continued to evolve in 2004. In addition to changes in the NYSE Standards in the United States — by which CPR is also governed as a foreign private issuer with securities listed on the NYSE — Canadian securities regulators have been engaged in a review of corporate governance issues, and changes in governance standards and requirements have been proposed and are scheduled to come into effect later in 2005. In April and November of 2002, the TSX proposed changes to the TSX Guidelines, although these are not currently in force. The Ontario Securities Commission has since indicated that it will shortly assume direct oversight of corporate governance standards for TSX-listed companies. In the meantime, such companies have been advised that they may disclose their corporate governance practices against the TSX Guidelines, although they may, at their discretion, provide additional disclosure in reference to the Proposed TSX Guidelines.
As developments in corporate governance have occurred in Canada and the United States, the Corporation has been, and continues to be, engaged in an ongoing review and updating of its governance practices to ensure that they are of the highest standard and in compliance with all applicable requirements.
Appendix 1 to this Circular contains the Corporation’s disclosure addressing the TSX Guidelines and includes commentary in reference to some of the Proposed TSX Guidelines.
Code of Business Ethics
The Corporation’s Code of Business Ethics was last revised in late 2003 to ensure that it was in compliance with the NYSE Standards. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. The Code is available on CPR’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CPR’s web site and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers
The Corporation adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers in 2003. It is available on CPR’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CPR’s web site and provided in print to any shareholder who requests them.
Corporate Governance Principles and Guidelines
The Corporation amended its Corporate Governance Principles and Guidelines in 2004. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the CEO. The Corporate Governance Principles and Guidelines are available on CPR’s web site at www.cpr.ca and in print to any shareholder upon request.
Committee Terms of Reference
The Terms of Reference of each of the following committees of the Corporation are available on CPR’s web site at www.cpr.ca and in print to any shareholder who requests them: the Audit Committee; the Governance Committee; the Compensation Committee; the E&S Committee and the Pension Committee.
Director Independence
The Corporation’s board has adopted the criteria for director independence and unrelatedness: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110, for members of public company audit committees; and (b) set forth in the NYSE Standards, the Proposed TSX Guidelines and proposed Canadian corporate governance standards set forth in National Instrument 58-101 and Multilateral Instrument 52-110, for members of public company boards. The criteria are explicitly set forth in Appendix 2 to this Circular. The board also conducted a comprehensive assessment of each of its members as against these criteria and determined that all current directors, except R.J. Ritchie, have no material relationship with the Corporation and are independent and unrelated.
Mr. Ritchie is not independent or unrelated by virtue of the fact that he is the President and CEO of the Corporation.
Executive Sessions of Non-Management Directors
The Governance Committee of the board is comprised of all the unrelated and independent directors on the board and is required by its Terms of Reference to meet at least quarterly and at such other times as it deems appropriate. It is chaired by Mr. J.E. Newall. Interested parties may communicate directly with Mr. Newall by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 — 9th Avenue S.W.
Calgary, Alberta
Canada T2P 4Z4
Audit Committee Financial Experts
The following individuals comprise the entire membership of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Stephen E. Bachand
John E. Cleghorn
Madeleine Paquin
Roger Phillips
Michael W. Wright
Each of the aforementioned directors, except Ms. Paquin, has been determined by the board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for the Audit Committee. Each of the aforementioned directors has also been determined by the board to be independent within the criteria referred to above under the subheading “Director Independence”.
Financial Literacy of Audit Committee Members
The board has determined that all members of the Audit Committee have “accounting or related financial management expertise” within the meaning of the NYSE Standards and “accounting or related financial experience” within the meaning of the Proposed TSX Guidelines. The board has also adopted the definition of “financial literacy” contained in the practice notes of the Proposed TSX Guidelines and has determined that all members of the Audit Committee are financially literate within that definition and as required by Multilateral Instrument 52-110 and the NYSE Standards.
Service on Other Public Company Audit Committees
John. E. Cleghorn serves on three public company audit committees, in addition to CPRL’s Audit Committee. The board has determined that no director who serves on more than two public company audit committees other than its own Audit Committee shall be eligible to serve as a member of the Audit Committee, unless the CPRL board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee.
The board has determined that the service of Mr. Cleghorn on the audit committees of three public companies other than the Corporation does not impair his ability to effectively serve on the Audit Committee, for the following reasons:

•	Two of the public company audit committees on which Mr. Cleghorn serves are the Audit Committees of CPRL and CPRC. As CPRC is a wholly-owned subsidiary of CPRL, and CPRL carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC, the workload of the audit committees of the two companies is essentially equivalent to the workload of one public company audit committee;

•	The two public companies other than CPRL and CPRC on whose audit committees Mr. Cleghorn serves have a holding company/ operating company relationship similar to that between CPRL and CPRC. Consequently, the workload involved in such audit committees is essentially equivalent to the workload of one public company audit committee; and

•	Mr. Cleghorn is a retired chief executive officer of a large public company and qualifies, and has been designated as, an audit committee financial expert for CPRL and CPRC. As a result, he no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to his role on the Audit Committee considerable business experience and a highly-focused and effective approach to audit-related matters.
Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors
The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CPR by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CPR by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s Vice-President and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Non-audit services that its independent auditors are prohibited from providing to CPR may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CPR’s Director, Internal Audit.

Comparison of Corporate Governance Practices with NYSE Standards
There are no significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards.
CEO’s Certification Regarding Compliance with NYSE Standards
The CEO has provided to the NYSE, at the time and in the format required by the NYSE, a certificate indicating that he is not aware of any violation by the Corporation of the NYSE Standards. In addition, the certifications of the CEO and CFO of each of CPRL and CPRC required by Section 302 of the SOA and the rules promulgated by the SEC thereunder have been filed with the SEC as an exhibit to the Corporation’s annual report on Form 40-F.
This disclosure statement on corporate governance, including Appendices 1, 2 and 3, has been prepared by the Governance Committee of the board and has been approved by the board of directors.
SHAREHOLDER PROPOSALS
Any shareholder proposals to be included in the Circular to be issued in respect of the 2006 annual meeting of shareholders must be received by the Corporate Secretary (at the address set forth below) by November 23, 2005.
AVAILABILITY OF DOCUMENTS
Copies of the following documents are available on written request to the Office of the Corporate Secretary at Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2004 Annual Information Form (which Form is filed with the SEC as part of a Form 40-F), the 2004 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2004, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2004, and this Circular.
Additional information relating to the Corporation may be found on the CPR web site at www.cpr.ca or on SEDAR at www.sedar.com.
DIRECTORS’ APPROVAL
The contents of this Circular and its distribution to each director, to each shareholder entitled to receive the Notice, and to the auditors of the Corporation have been approved by the directors of CPRL.
Robert V. Horte
Corporate Secretary
Calgary, Alberta
February 21, 2005

APPENDIX 1
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

1. Board should explicitly assume responsibility for stewardship of the Corporation and specifically for:	Yes	The Governance Committee has adopted Corporate Governance Principles and Guidelines which provide that the board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, that are reserved to shareholders. The board’s Terms of Reference provide, among other things, that the board is responsible for the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to management. As the board has plenary power, its Terms of Reference are intended not to limit the powers of the board but to assist it in the exercise of its powers and the fulfillment of its duties.

The Board’s Terms of Reference are included in Appendix 3 to this Circular.

a. adoption of a strategic planning process	Yes	One board meeting a year is specifically set aside for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. At this meeting, the board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business. The Corporation’s general strategies and their implementation are also discussed regularly at meetings of the board.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

b. identification of principal risks, and implementation of risk management systems	Yes	As required by its Terms of Reference, the board, with the assistance of the Audit Committee, identifies the principal risks of the business of the Corporation and its subsidiaries and ensures the implementation of appropriate risk assessment and risk management policies and processes to manage these risks, and reviews and provides guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes. The Audit Committee discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal and external auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the board with respect to any outcomes, findings and issues arising in connection therewith. The Audit Committee also reviews management’s program to obtain appropriate insurance to mitigate risks.

c. succession planning including appointing, training and monitoring senior management	Yes	The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the board on the structure and reporting relationships of senior management of the Corporation and its major subsidiaries, succession planning for senior management positions in the Corporation, and the appointment of persons to the rank of Vice-President and above. The succession planning activity of the Compensation Committee includes matters relating to the training and monitoring of senior management.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

d. communications policy	Yes	The board of directors has adopted, and periodically reviews and updates, a Disclosure and Insider Trading/ Reporting Policy prescribing the principles and procedures governing the Corporation’s approach to the disclosure of information and insider trading and reporting. Among the matters addressed in the policy are guidelines on the Corporation’s interaction with analysts and the public and measures to avoid selective disclosure. The board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary, consistent with the Disclosure and Insider Trading/ Reporting Policy. The committee reviews all major disclosure documents, including the annual report, annual information form, annual and interim management’s discussion & analyses, management proxy circular, and all annual and interim earnings releases and financial statements, which are also approved by the board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and the periodic evaluation thereof, and reports to the Audit Committee quarterly thereon.

In 2004, the Disclosure Policy Committee appointed a cross-functional Communications Sub-committee whose mandate is to review all significant external and internal presentations, speeches and other communications to ensure that they are compliant with applicable disclosure laws and consistent with overall corporate messaging.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

The Corporation’s shareholder and investor relations personnel provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/ Reporting Policy and the directions of the board, senior management and the Disclosure Policy Committee.

e. integrity of internal control and management information systems	Yes	The board, through the Audit Committee, oversees the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, the Comptroller’s Office and the Internal Audit Department. Such systems are also examined periodically by the Corporation’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility and to report any changes thereto to the Comptroller’s Office and provide written confirmations as to the operation and effectiveness of such controls. The Corporation is currently engaged in a more comprehensive documentation, review and assessment of its internal controls over financial reporting, in preparation for the issuance of management’s first annual report thereon to the U.S. Securities and Exchange Commission in 2006 pursuant to Section 404 of the SOA.

2.   Majority of directors should be “unrelated” (i.e. independent from management and free from any interest, business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding in the Corporation)
	Yes	It is the board’s policy that all the directors shall meet applicable requirements for board service, and that a majority of the directors shall meet the requirements and guidelines with respect to being independent or unrelated to the Corporation, as set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. The board’s Terms of Reference provide that the determinations as to whether a particular director satisfies the requirements for board membership shall be affirmatively made by the full board.

If the proposed directors are elected to the board, 9 out of 10 directors will be unrelated to, and independent of, the Corporation.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

3. Disclose for each director the principles supporting the determination of whether directors are “unrelated”	Yes	The board has adopted the criteria: (1) for director independence set forth in the NYSE Standards; (2) for the independence of audit committee members prescribed by the SOA, Section 10A(m)(3) of the Exchange Act, and Rule 10A-3(b)(1) promulgated thereunder; (3) for director unrelatedness set forth in the Proposed TSX Guidelines; (4) for director independence set forth in Proposed National Instrument 58-101; and (5) for audit committee independence set forth in Multilateral Instrument 52-110. The specific criteria, as well as a summary of the board’s determinations as to the independence and unrelatedness of each director in relation thereto, are set forth in Appendix 2 to this Circular.

4. Appoint a committee responsible for proposing and assessing directors	Yes	In addition to other responsibilities, the Governance Committee is required pursuant to its Terms of Reference to review from time to time and report to the Board regarding:

(i) what competencies and skills the board,as a whole, should possess,

(ii) what competencies, skills and personal and other qualities the existing directors possess,

(iii)  the development of a process to determine, in light of the opportunities and risks facing the Corporation what competencies, skills and personal qualities are required for new directors in order to add value to the Corporation, and

(iv) the size of the board, with a view to facilitating effective decision-making.

The Governance Committee identifies and recommends to the board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with the criteria approved by the board and after taking into account the aforementioned matters. It also considers director nominees, if any, recommended by the shareholders for election as directors.

Other responsibilities of the Governance Committee are set forth in its Terms of Reference, a copy of which is included in Appendix 3 to this Circular.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

All members of the Governance Committee are unrelated and independent.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	A formal evaluation of the effectiveness of the Board and its committees, the working relationship and communications between the Board and management, and the effectiveness and contribution of each director, is conducted annually through the use of an evaluation questionnaire completed by each director. The results are compiled and summarized by an external consultant and reviewed by the Governance Committee, which then makes recommendations as appropriate. The Chairman of the board also discusses the evaluations with individual directors from time to time, as necessary.

6. Provide orientation and education programs for new directors	Yes	The Corporate Secretary’s Office prepares and updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all board and committee terms of reference, the Corporation’s charter documents and Disclosure and Insider Trading/ Reporting Policy, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, the Corporation’s Corporate Governance Principles and Guidelines, the Code of Business Ethics, and the Code of Ethics for CEO and Senior Financial Officers.

Presentations are made periodically to the board on different aspects of the business and operations of the Corporation and its subsidiaries, and the board is periodically escorted on educational tours of operating sites. From time to time, the Corporation arranges for members of the board to meet with employees, customers and other stakeholders to discuss matters relating to the Corporation’s business and operations.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

Detailed annual board and board committee meeting schedules and agendas are provided to all prospective and existing directors in advance and are reviewed and updated on an ongoing basis. As well, prospective board candidates are provided with general information about the business and operations of the Corporation and its subsidiaries, including its most recent disclosure documents.

7. Examine size of board, with a view to its effectiveness	Yes	CPRL believes that its board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The board and the Governance Committee review the contributions of the directors and consider whether the current size of the board facilitates effective decision-making. As indicated above, pursuant to its Terms of Reference, the Governance Committee is specifically required to review, at least annually, the composition of the board and board committees.

The board currently believes that a total board membership of between 10 and 12 directors is within the desirable range and allows the board to deliberate effectively.

8. Review adequacy and form of compensation of directors in light of risks and responsibilities	Yes	In accordance with its Terms of Reference, the Governance Committee conducts, at least annually, a review of compensation for board and committee service. In determining directors’ compensation, the Governance Committee considers, among other factors, time commitment, compensation provided by comparative companies, and risks and responsibilities.

9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	All committees of the board are comprised solely of directors who are unrelated and independent.

In addition to the Audit Committee, the Management Committee and the Governance Committee, the Board has also appointed an Environmental and Safety Committee (“E&S Committee”) and a Pension Trust Fund Committee (“PTF Committee”).

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

The E&S Committee assists the board in fulfilling its oversight duties with respect to safety and environmental matters affecting the Corporation and its employees. The Pension Trust Fund Committee assists the board in overseeing the management of the Corporation’s pension plans and the pension trust fund.

10. Assume or appoint a committee with responsibility for approach to corporate governance issues	Yes	The Governance Committee is responsible for developing the Corporation’s approach to corporate governance issues. The committee’s mandate includes:

—  developing, recommending to the board and reviewing from time to time a code of business ethics applicable to all of the Corporation’s directors, officers, and employees, a code of ethics applicable to the Chief Executive Officer and senior financial officers of the Corporation collectively, the “Codes”) and a set of corporate governance principles and guidelines for the Corporation;

— monitoring compliance with the Codes and waivers from compliance therefrom, and ensuring that any issues relating to governance which are identified by the directors are raised with management;

— reviewing and, if deemed appropriate, approving any waivers of the Codes for executive officers or directors and promptly disclosing such waivers to the shareholders; and

— undertaking such other initiatives as are necessary or desirable to provide effective corporate governance for the Corporation and its subsidiaries.

The Governance Committee has adopted Corporate Governance Principles and Guidelines for the Corporation and has not approved any waivers of the Codes for any executive officers or directors.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

11.  Board, together with CEO, to develop position descriptions for the board and CEO, defining limits to management’s responsibility. Board to approve or develop CEO’s corporate objectives and assessing CEO against such objectives
	Yes	The board has adopted its own Terms of Reference to assist it in exercising its overall plenary powers and fulfilling its duties. The Terms of Reference provide that management is responsible for the management of the Corporation and the board is responsible for stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to, management. Any responsibility which is not delegated to senior management or a board committee, or which is not within the general responsibility of senior management in accordance with the aforementioned division of duties, remains with the full board.

In addition to those matters that must by law be approved by the board, management is required to seek board approval for major transactions including those that involve investments and expenditures above certain monetary thresholds.

The Compensation Committee makes recommendations to the board concerning the structure and reporting relationships of senior management, including the CEO. It also establishes the CEO’s performance objectives and designs the process for evaluating the CEO’s performance. The Governance Committee conducts the performance evaluations of the CEO, in accordance with the evaluation process designed by the Compensation Committee, and reports its findings to the Compensation Committee for the purpose of enabling the Compensation Committee to recommend compensation for the CEO taking into account the results of the performance evaluations. The CEO’s annual performance objectives address all key elements of his duties and responsibilities, namely: overall leadership; strategy planning and implementation; financial performance; external relations; succession planning; and safety and environmental oversight and direction.

12. Establish structures and procedures to enable the board to function independently of management	Yes	The Governance Committee, which is comprised of all the unrelated and independent board members, generally meets without the CEO or other management present prior to or following meetings of the board of directors.

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

The Governance Committee is chaired by J.E. Newall, who is independent and unrelated within the criteria established by the board.

13. Establish an Audit Committee with a specifically defined mandate	Yes	As indicated above, the board has appointed an Audit Committee comprised solely of board members who are unrelated and independent. The mandate of the Audit Committee includes without limitation:

—  annually reviewing reports from the Corporation’s external auditors describing: (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and (3) other material written communications between the external auditors and management;

— reviewing any reports on the above or similar topics, prepared by management or the internal auditors, and discussing with the external auditors any material issues raised in such reports;

—  meeting to review with management and the external auditors the annual financial statements, the report of the external auditors thereon and the related MD&A, as well as the information derived from the financial statements as contained in the Annual Information Form and the Annual Report;

—  reviewing and recommending to the board for approval, the audited financial statements and the MD&A, and reporting to the board on the committee’s review of the information derived from the financial statements, as contained in the Annual Information Form and the Annual Report;

— reviewing and discussing earnings press releases and the disclosure of earnings guidance and other financial information to the public including analysts and rating agencies;

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

— being directly responsible, subject to applicable law, for the appointment, retention, termination, compensation and oversight of the external auditors;

—  reviewing and discussing with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence;

— setting clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;

—  pre-approving all audit and non-audit services to be provided to the Corporation by the external auditors, as well as the fees to be paid for such services, which pre-approval authority may be delegated to another independent member or members of the Audit Committee, provided that any pre- approvals granted by such member(s) are reported to the Committee at its next meeting;

—  overseeing the internal audit function by, among other things, reviewing senior management action with respect to the appointment or dismissal of the Director of Internal Audit and affording the Director of Internal Audit unrestricted access to the Audit Committee;

— reviewing with management, the internal and external auditors, the Corporation’s financial reporting processes and internal controls;

—  reviewing with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest;

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Does CPRL
Align with
TSX Corporate Governance Guideline	TSX Guideline	Comments

—  establishing procedures for: (1) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

— meeting separately with management, the external auditors and the internal auditors periodically to discuss matters including any audit problems or difficulties and management’s response thereto;

—  reviewing all major financings, including financial statement information contained in related prospectuses, information circulars, etc., and annually reviewing the Corporation’s financing plans and strategies;

—  discussing risk assessment and risk management policies and processes to be implemented for the Corporation, reviewing with management and the Corporation’s internal and external auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation and making recommendations to the board with respect to any outcomes, findings and issues arising in connection therewith; and reviewing management’s program to obtain appropriate insurance to mitigate risks.

14. Implement a system to enable individual directors to engage outside advisors, at the Corporation’s expense	Yes	The Corporation’s Corporate Governance Principles and Guidelines provide that the board and its committees may retain, at the Corporation’s expense, independent financial, legal, accounting and other advisers. As well, the Terms of Reference of the Governance Committee provide that the committee may approve, in such circumstances as it considers appropriate, the engagement of outside advisers by any one or more directors at the expense of the Corporation.

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APPENDIX 2
DIRECTOR INDEPENDENCE
A.  INDEPENDENCE/ UNRELATEDNESS CRITERIA
The following criteria of director independence/ unrelatedness have been adopted by the board of directors of the Corporation:
NYSE Independence Criteria
No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).
1.   In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S. $100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	(A) the director or an immediate family member is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million, or 2% of such other company’s consolidated gross revenues.

2.	Immediate Family Member: For the purposes of these independence criteria, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

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Additional Independence Criteria for Audit Committee Members
In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent;

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.
Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will not be deemed to control the Corporation.
TSX — Unrelatedness Criteria for Directors
The board shall be constituted with a majority of individuals who qualify as unrelated directors. “Unrelated director” shall mean a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.
Proposed National Instrument 58-101 — Independence Criteria for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, reasonably interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been, an employee or executive officer of the Corporation, unless the prescribed period has elapsed since the end of the service of employment;

b)	an individual whose immediate family member is, or has been, an executive officer of the Corporation, unless the prescribed period has elapsed since the end of the service or employment;

c)	an individual who is, or who has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

d)	an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Corporation, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

e)	an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Corporation’s current executive officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

f)	an individual who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the

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board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

4.	For the purposes of the foregoing, the “prescribed period” is the shorter of: (a) the period commencing on March 30, 2004, and ending immediately prior to the board’s determination of the independence of the director in question; and (b) the three-year period ending immediately prior to such determination.

5.	For the purposes of clauses 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued service.

6.	For the purposes of clause 3(f), compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because he or she

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee, other than on a full-time basis.

8.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
Multilateral Instrument 52-110 — Additional Independence Criteria for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; and

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

•	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

•	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.
B.  BOARD DETERMINATION OF DIRECTOR INDEPENDENCE/ UNRELATEDNESS
The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned criteria and has determined that each director, except R.J. Ritchie, is independent and unrelated to the Corporation in accordance with the criteria for

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independence/ unrelatedness established for all directors by the NYSE Standards, the Proposed TSX Guidelines and Proposed National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence criteria established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110.
Mr. Ritchie is not independent or unrelated by virtue of the fact that he is the President and Chief Executive Officer of the Corporation.

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APPENDIX 3
TERMS OF REFERENCE
BOARD AND COMMITTEES
CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
BOARD OF DIRECTORS
TERMS OF REFERENCE
The Term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board”, “Directors” and “Board of Directors” shall refer to the Board, Directors or Board of Directors of CPRL or CPRC, as applicable.
A.  Board of Directors and Procedures
1.   Purpose

The Canada Business Corporations Act (“CBCA”) provides that the Board of Directors (“Board”) shall manage, or supervise the management of, the business and affairs of the Corporation subject to any unanimous shareholder agreement, and further that every director and officer shall: act honestly and in good faith with a view to the best interests of the corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

As the Board has overall plenary power, these Terms of Reference are intended not to limit the powers of the Board but to assist the Board in the exercise of its powers and the fulfillment of its duties.
2.   Composition of the Board of Directors

The members of the Boards of both CPRL and CPRC shall be identical. The election of directors is by the shareholders; however, it is a policy of the Board that a majority of the Directors shall meet all applicable requirements and guidelines for Board service, including requirements and guidelines with respect to being independent and unrelated to the Corporation, set forth in applicable securities laws, Canadian Securities Administrators’ policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for Board membership shall be affirmatively made by the full Board based on a broad consideration of all relevant facts and circumstances.
3.   Election of Directors

The Board shall propose, upon recommendation by its Corporate Governance and Nominating Committee (the “CGNC”), nominees to the Board for election by shareholders at the Corporation’s annual meeting of shareholders.
4.   Appointment of Board Chair

The Board shall appoint a Chair, who shall meet the independence requirements set forth in paragraph 2 of these Terms of Reference and shall not be an officer of the Corporation or any of its affiliates.
5.   Meetings of Independent Directors

The independent Directors on the Board shall meet at regularly scheduled sessions without management participation. The independent directors shall designate, and the Corporation shall disclose in the Corporation’s management proxy circular the name of, the Director who will preside at such executive sessions.

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6.   Attendance of Others at Board Meetings

At the invitation of the Chair of the Board, individuals who are not Directors may attend any meeting of the Board.
7.   Directors’ Duties

Each Director is expected to attend each meeting of the Board and the Board Committees of which he or she is a member. Information relevant to the Board’s or a Committee’s consideration of matters to be discussed at a meeting will, whenever possible, be distributed to Directors sufficiently in advance of the meeting date to permit Directors to prepare for a discussion of such matters. Sensitive subject matters may be discussed at meetings of the Board or relevant Committee without written materials being distributed to Directors. Directors may consider the interests of constituencies such as employees, customers, suppliers and the public at large in determining the long and short-term interests of the Corporation and its shareholders.
8.   Remuneration of Directors

Except for Directors who are also officers of the Corporation, no Director shall receive from the Corporation any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Directors who are also officers of the Corporation shall not be entitled to receive any Directors’ fees or other compensation in respect of their duties as Directors of the Corporation.
9.   Use of Outside Legal, Accounting or Other Advisers

Individual members of the Board may engage outside, legal, accounting or other advisers, at the expense of the Corporation, to obtain advice and assistance in respect of matters relating to their duties, responsibilities and powers as Directors, provided such engagement is first approved by the CGNC.
B.  Mandate

10.	Management is responsible for the management of the Corporation. The Board is responsible for the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to, management.

In fulfilling its mandate, the Board shall, among other things:
          Committees and Committee Terms of Reference

a)	establish an Audit, Finance and Risk Management Committee (the “AFRMC”), a Management Resources and Compensation Committee (the “MRCC”), an Environmental and Safety Committee (the “ESC”), a Pension Trust Fund Committee (the “PTFC”) and the CGNC, each comprised entirely of independent Directors, and may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee;

b)	consider recommendations of the CGNC from time to time regarding the composition and terms of reference of the committees of the Board;
          Corporate Governance

c)	consider recommendations of the CGNC regarding the Corporation’s approach to governance issues and the adoption of corporate governance principles and guidelines for the Corporation, as well as the disclosure thereof in the Corporation’s annual report or management proxy circular;

d)	consider recommendations of the CGNC regarding the adoption of:

•	a code of business ethics applicable to Directors, officers and employees of the Corporation prescribing standards that are reasonably designed to promote integrity and honest and ethical conduct and deter wrongdoing, and

•	a code of ethics applicable to the CEO and senior financial officers of the Corporation prescribing standards that are reasonably designed, in addition to deterring wrongdoing and promoting integrity

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and honest and ethical conduct, to promote full, fair, accurate, timely and understandable disclosure in accordance with applicable legal requirements, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations of the latter code, and accountability for adherence to such code, and monitor any waivers granted by the CGNC from the aforementioned codes;

e)	develop and annually review a disclosure and insider trading and reporting policy for the Corporation that, inter alia: addresses how the Corporation shall interact with analysts and the public; and contains measures for the Corporation to avoid selective disclosure;

f)	monitor the integrity of the Corporation’s internal control, disclosure controls and procedures and management information systems;

g)	develop and periodically review policies with respect to decisions and other matters requiring Board approval;

h)	develop and periodically review policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation;
          Strategy

i)	adopt a strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risk of the Corporation’s business;
          Audit, Finance and Risk Management

j)	authorize the AFRMC to assist the Board in overseeing:

(i)	the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management,

(ii)	the Corporation’s compliance with legal and regulatory requirements,

(iii)	the qualifications and independence of the Corporation’s external auditors, and

(iv)	the performance of the Corporation’s internal audit function and external auditors;

k)	with the assistance of the AFRMC, identify the principal risks of the Corporation’s business and ensure the implementation of appropriate risk assessment and risk management policies and processes to manage these risks, and review and provide guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes;
          Environmental and Safety Matters

l)	consider reports and recommendations of the ESC with respect to the Corporation’s environmental and safety policies and procedures and any issues relating to environmental and safety matters and management’s response thereto;
          Succession Planning

m)	develop, upon recommendation of the MRCC, and monitor a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management;
          Oversight and Compensation of Management

n)	consider recommendations of the MRCC with respect to:

(i)	the appointment and compensation of senior officers of the Corporation at the level of Vice-President and above, other than the Chief Executive Officer,

(ii)	the compensation philosophy for the Corporation generally,

(iii)	the adoption of any incentive compensation and equity based plans, including stock option, stock purchase or other similar plans, in which officers are or may be eligible to participate, and

(iv)	the amendment of the Corporation’s retirement plans;

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o)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

p)	communicate to management and periodically review the Board’s expectations regarding management’s performance and conduct of the affairs of the Corporation;
          Directors Qualifications, Compensation, Education and Orientation

q)	consider the advice and input of the CGNC regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making, and propose nominees for election as Directors;

r)	consider recommendations of the CGNC with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director;

s)	develop a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its committees and the contributions that individual Directors are expected to make, and develop a program of continuing education for all Directors, so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Corporation’s business remains current;
          Position Descriptions

t)	develop clear position descriptions for the Chairman of the Board and the Chairs of each of the Board Committees and, together with the Chief Executive Officer, develop a clear position description for the Chief Executive Officer which delineates management’s responsibilities;
          Assessment of Board and Committee Effectiveness

u)	consider recommendations of the CGNC for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board and the contribution of individual Directors, which assessments shall be made annually.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE
TERMS OF REFERENCE
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A.  Committee and Procedures
1.   Purpose

The purposes of the Audit, Finance and Risk Management Committee (the “Committee”) of the Board of Directors of the Corporation are to fulfill applicable public company audit committee legal obligations and to assist the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, and in relation to risk management matters including:

•	the review of the annual and interim financial statements of the Corporation;

•	the integrity and quality of the Corporation’s financial reporting and systems of internal control, and risk management;

•	the Corporation’s compliance with legal and regulatory requirements;

•	the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors; and

•	the performance of the Corporation’s internal audit function;

and to prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

The Corporation’s external auditors shall report directly to the Committee.
2.   Composition of Committee

The members of the Committee of each of CPRL and CPRC shall be identical and shall be Directors of CPRL and CPRC, respectively. The Committee shall consist of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. Members of the Committee shall meet applicable requirements and guidelines for audit committee service, including requirements and guidelines with respect to being independent and unrelated to the Corporation and to having accounting or related financial management expertise and financial literacy, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. No director who serves on the audit committee of more than two public companies other than the Corporation shall be eligible to serve as a member of the Committee, unless the Board of Directors has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.
3.   Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.
4.   Committee Chair

The Board shall appoint a Chair for the Committee from among the Committee members.

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5.   Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
6.   Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.
7.   Meetings

The Committee shall meet at regularly scheduled meetings at least once every quarter and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time.
8.   Quorum

Three members of the Committee shall constitute a quorum.
9.   Notice of Meetings

Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
10. Attendance of Others at Meetings

At the invitation of the Chair of the Committee, other individuals who are not members of the Committee may attend any meeting of the Committee.
11. Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.
12. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
13. Report to Shareholders

The Committee shall prepare a report to shareholders or others, concerning the Committee’s activities in the discharge of its responsibilities, when and as required by applicable laws or regulations.
14. Guidelines to Exercise of Responsibilities

The Board recognizes that meeting the responsibilities of the Committee in a dynamic business environment requires a degree of flexibility. Accordingly, the procedures outlined in these Terms of Reference are meant to serve as guidelines rather than inflexible rules, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.
15. Use of Outside Legal, Accounting or Other Advisers; Appropriate Funding

The Committee may retain, at its discretion, outside legal, accounting or other advisors, at the expense of the Corporation, to obtain advice and assistance in respect of any matters relating to its duties, responsibilities and powers as provided for or imposed by these Terms of Reference or otherwise by law.

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The Committee shall be provided by the Corporation with appropriate funding, as determined by the Committee, for payment of:

(i)	compensation of any outside advisers as contemplated by the immediately preceding paragraph;

(ii)	compensation of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; or

(iii)	ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

All outside legal, accounting or other advisors retained to assist the Committee shall be accountable ultimately to the Committee.
16. Remuneration of Committee Members

No member of the Committee shall receive from the Corporation or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.
B.  Mandate

17.	The Committee’s role is one of oversight. Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of risk assessment and internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly, for maintaining disclosure controls and procedures to ensure that it is informed on a timely basis of material developments and the Corporation complies with its public disclosure obligations, and for ensuring compliance by the Corporation with legal and regulatory requirements. The external auditors are responsible for auditing the Corporation’s financial statements. In carrying out its oversight responsibilities, the Committee does not provide any professional certification or special assurance as to the Corporation’s financial statements or the external auditors’ work.

The Committee shall:
          Audit Matters
          External Auditors’ Report on Annual Audit

a)	obtain and review annually prior to the completion of the external auditors’ annual audit of the year-end financial statements a report from the external auditors describing:

(i)	all critical accounting policies and practices to be used;

(ii)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences;
          Management’s/ Internal Auditors’ Reports on External Audit Issues

b)	review any reports on the above or similar topics prepared by management or the internal auditors and discuss with the external auditors any material issues raised in such reports;
          Annual Financial Reporting Documents and External Auditors’ Report

c)	meet to review with management and the external auditors the Corporation’s annual financial statements, the report of the external auditors thereon, the related Management’s Discussion and Analysis, and the information derived from the financial statements, as contained in the Annual Information Form and the Annual Report. Such review will include obtaining assurance from the external auditors that the audit was conducted in a manner consistent with applicable law and will include a review of:

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(i)	all major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting policies or principles;

(ii)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects on the financial statements of alternative methods within generally accepted accounting principles;

(iii)	the effect of regulatory and accounting issues, as well as off-balance sheet structures, on the financial statements;

(iv)	all major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies; and

(v)	the external auditors’ judgment about the quality, not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting;

d)	following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Corporation and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;
          Interim Financial Statements and MD&A

e)	review with management and the external auditors the Corporation’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;
          Earnings Releases, Earnings Guidance

f)	review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;
          Material Litigation, Tax Assessments, Etc.

g)	review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with legal and regulatory requirements;
          Oversight of External Auditors

h)	subject to applicable law relating to the appointment and removal of the external auditors, be directly responsible for the appointment, retention, termination, compensation and oversight of the external auditors; and be responsible for the resolution of disagreements between management and the external auditors regarding financial reporting;
          Rotation of External Auditors’ Audit Partners

i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as

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required by applicable law; and consider whether there should be a regular rotation of the external audit firm itself;

          External Auditors’ Internal Quality Control

j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;
          External Auditors’ Independence

k)	review and discuss, at least annually, with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)	obtaining and reviewing, at least annually, a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation,

(ii)	discussing with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;
          Policies Regarding Hiring of External Auditors’ Employees, Former Employees

l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;
          Pre-Approval of Audit and Non-Audit Services Provided by External Auditors

m)	be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for these services; provided however, that the Committee may delegate to an independent member or members of the Committee authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next meeting following the granting any pre-approvals granted pursuant to such delegated authority;
          Oversight of Internal Audit

n)	oversee the internal audit function by reviewing senior management action with respect to the appointment or dismissal of the Director of Internal Audit; afford the Director of Internal Audit unrestricted access to the Committee; review the charter, activities, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance and cooperation of the internal auditors; and discuss with management the compensation of the internal auditors;

o)	review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;
          Internal Controls and Financial Reporting Processes

p)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

q)	review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest, including

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the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;

          Complaints Processes

r)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management and the internal auditors these procedures and any significant complaints received;
          Separate Meetings with External Auditors, Internal Audit, Management

s)	meet separately with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter that they recommend bringing to the attention of the full Board;
          Finance

t)	review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Corporation and its subsidiaries and annually review the Corporation’s financing plans and strategies;

u)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;
          Risk Management

v)	discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal and external auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

w)	review management’s program to obtain appropriate insurance to mitigate risks;
          Terms of Reference and Performance Evaluation of Committee

x)	review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. The Committee shall also undertake an annual evaluation of the Committee’s performance.
          Other

y)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

z)	Report regularly to the Board of Directors on the activities of the Committee.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
TERMS OF REFERENCE
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A.  Committee and Procedures
1.   Purpose

The Corporate Governance and Nominating Committee (the “Committee”) has overall responsibility for monitoring and assessing the functioning of the Board and the Committees thereof, and for developing and implementing good corporate governance practices. In addition, the Committee:

a)	identifies individuals qualified to become board members and recommends to the Board the Director nominees for the annual meetings of shareholders; and

b)	has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.
2.   Composition of Committee

The membership of the Committee shall be comprised of not less than three Directors and not more than the number of Directors who are not officers or employees of the Corporation. No Director who is an officer or employee of the Corporation or any of its subsidiaries shall be a member of the Committee. All members of the Committee shall meet all requirements and guidelines for corporate governance and nominating committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.
3.   Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.
4.   Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three Directors.
5.   Committee Chair

The Board shall appoint a Chair for the Committee.
6.   Absence of Committee Chairman

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
7.   Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

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8.   Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at least quarterly and at such other times as it deems appropriate, without management being present when the Committee deems appropriate.
9.   Quorum

Three members of the Committee shall constitute a quorum.
10. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
11. Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.
12. Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).
13. Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.
B.  Mandate of Committee

14.	The Committee shall:
          Board Composition, Director Criteria and Director Nominations, Etc.

a)	review from time to time and report to the Board regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making;

and identify and recommend to the Board qualified Director nominees for appointment or election at the annual meeting of shareholders consistent with the criteria approved by the Board and after taking into account the aforementioned matters;

b)	consider nominees, if any, recommended by the shareholders for election as directors;

c)	have sole authority to:

(i)	retain and terminate any search firm to be used to identify director candidates, and

(ii)	to approve the search firm’s fees and other retention terms;

d)	review from time to time the retirement age for directors;

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          Directors’ Compensation

e)	conduct, at least annually, a review of compensation for Board and Committee service, taking into account such issues as the time commitment, compensation provided by comparable companies, responsibilities of directors, and similar matters, and recommend any change in compensation to the Board for its consideration;
          Effectiveness of Board, Committees and Directors

f)	annually review and evaluate the performance and effectiveness of the Board, its committees, including the Committee, and individual Directors and make any recommendations thereon; and in so doing consider:

(i)	in the case of the Board or a Committee, its terms of reference; and

(ii)	in the case of an individual Director, the applicable position description(s), as well as the competencies and skills each individual is expected to bring to the Board;

g)	assess the effectiveness of the working relationship and communications between the Board and management of the Corporation and its subsidiaries;

h)	review any surveys completed by Directors dealing with effectiveness of the operation of the Board;

i)	assess the availability, relevance and timeliness of information required by the Board;
          Board and Committee Mandates and Committee Composition

j)	review from time to time, and at least annually, the terms of reference of the Board and the composition and terms of reference of the various Committees of the Board, and make recommendations thereon to the Board;
          Corporate Governance

k)	develop, recommend to the Board, and review from time to time a code of business ethics applicable to the Corporation a code of ethics applicable to the Chief Executive Officer and senior financial officers of the Corporation (collectively, the “Codes”) and a set of corporate governance principles and guidelines for the Corporation;

l)	monitor compliance with the Codes and waivers from compliance therefrom and ensure that any issues relating to governance which are identified by the Directors are raised with management;

m)	review and, if deemed appropriate, approve any waivers of the Codes for executive officers or directors and promptly disclose such waivers to the shareholders;

n)	undertake such other initiatives as are necessary or desirable to provide effective corporate governance for the Corporation;

o)	review the Corporation’s disclosure of, or periodically disclose, if required, any significant ways in which the Corporation’s governance practices differ from those set forth in the New York Stock Exchange Listing Standards and in the Corporate Governance Guidelines of the Toronto Stock Exchange or, when and if adopted, corporate governance guidelines of the Canadian Securities Administrators; ,
          CEO Performance Evaluations and Compensation

p)	conduct performance evaluations of the Chief Executive Officer in accordance with the performance evaluation process designed by the Management Resources and Compensation Committee and report the findings thereof to that Committee for the purpose of enabling it to make recommendations regarding compensation for the Chief Executive Officer;

q)	establish the compensation for the Chief Executive Officer, taking into account the recommendations of the Management Resources and Compensation Committee;
          Public Policy Review

r)	review, from time to time, major issues of public policy relevant to the business of the Corporation and its subsidiaries;

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          Engagement of External Advisers

s)	be authorized to approve, in such circumstances as it considers appropriate, the engagement by any one or more Directors of outside advisers, such engagement to be at the Corporation’s expense; and
          Miscellaneous

t)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
ENVIRONMENTAL AND SAFETY COMMITTEE
TERMS OF REFERENCE

A.	Establishment of Committee and Procedures

1.	Composition of Committee

The Environmental and Safety Committee (the “Committee”) shall consist of not less than three Directors and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries.

2.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time to hold office at the pleasure of the Board.

3.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than two Directors.

4.	Committee Chair

The Board shall appoint a Chair for the Committee.

5.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

7.	Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate.

8.	Quorum

Three members of the Committee shall constitute a quorum.

9.	Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

11.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

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12.	Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

B.	Mandate of Committee

13.	The Committee shall:

a)	review and evaluate with management whether the existing environmental and safety practices and procedures of the Corporation and its subsidiaries comply with applicable legislation, regulatory requirements and industry standards, and prevent or mitigate losses;

b)	review with management whether the Corporation’s environmental and safety policies (or those of its subsidiaries) are being effectively implemented;

c)	review the effectiveness of the response by the Corporation or its subsidiaries, as the case may be, to environmental and safety issues, including compliance with applicable legislation, regulatory requirements and industry standards;

d)	review and consider, as appropriate, reports and recommendations issued by the Corporation and its subsidiaries or by an external party relating to environmental and safety issues, together with management’s response thereto;

e)	review with management and make recommendations to the Board of Directors as appropriate on matters relating to the environment and safety;

f)	review and report, as appropriate, to the Board of Directors on the Corporation’s environmental and safety policies and procedures and, if appropriate, make recommendations to the Board thereon; and

g)	review with management, the response to, and management of, environmental and safety issues by any or all of the Corporation’s subsidiaries and associated corporations.

14.	The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances and in such matters shall have the authority to retain such experts as it may require.
October 28, 2002

3-16

CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
TERMS OF REFERENCE
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A.	Committee and Procedures

1.	Purpose

The purposes of the Management Resources and Compensation Committee (the “Committee”) are to fulfill applicable public company compensation committee legal obligations and to assist the Board with its responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Corporation’s executives;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain senior officers;

•	the Corporation’s organizational health; and

•	succession planning.

2.	Composition of Committee

The Committee shall be comprised of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. All members of the Committee shall meet all requirements and guidelines for compensation committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws, securities commission policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.

5.	Committee Chair

The Board shall appoint a Chair for the Committee.

6.	Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.

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8.	Meetings

The Chair of the Committee or the Chairman of the Board or any two of its other members may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate, without management being present when the Committee deems appropriate.

9.	Quorum

Three members of the Committee shall constitute a quorum.

10.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram, e-mail or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.	Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

12.	Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.	Review of Terms of Reference and Committee’s Performance

The Committee shall review its Terms of Reference as it deems appropriate and recommend changes to the Board. The Committee shall undertake an annual evaluation of the Committee’s performance.

B.	Mandate of Committee

14.	From time to time, the Committee shall consider and make recommendations to the Board concerning:

a)	the structure and reporting relationship of senior management of the Corporation and its major subsidiaries;

b)	succession planning for senior management positions in the Corporation;

c)	the appointment of persons to the rank of Vice-President and above;

d)	compensation philosophy for the Corporation generally;

e)	the level of compensation to be paid to officers of the rank of Vice-President and above;

f)	incentive compensation plans and equity based plans, including compensation, stock option, stock purchase or other similar plans in which officers are or may be eligible to participate, and the administration and monitoring, as required, of any benefits granted pursuant to any such plan referred to in this subparagraph;

g)	amendments to the Corporation’s retirement plans as proposed by the Management Pension Committee, the financial implications of which amendments shall be provided to both the Committee and the Pension Trust Fund Committee); and

h)	the organizational health, morale and employee attitudes.

15.	The Committee shall:

a)	establish the performance objectives for the Chief Executive Officer (“CEO”), including the corporate goals and objectives relevant to CEO compensation, and design the process for evaluating the performance of the CEO;

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b)	review and make recommendations to the Corporate Governance and Nominating Committee on the level of compensation to be paid to the CEO based on the evaluation of the CEO’s performance in light of the aforementioned corporate goals and objectives; and

c)	have authority to retain, terminate and compensate, on such terms and at such fees or other compensation as the Committee may determine according to its sole discretion, any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation, and any other external advisors that the Committee deems necessary to permit it to carry out its duties.

16.	The Committee shall each year prepare and approve a “Report on Executive Compensation” to be included in the Corporation’s management proxy circular for its annual meeting of shareholders.

17.	The Committee may perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
PENSION TRUST FUND COMMITTEE
TERMS OF REFERENCE
A.  Background

The Corporation’s wholly-owned subsidiary, Canadian Pacific Railway Company (“CPRC”) sponsors certain pension plans, both registered and non-registered, and the Corporation may itself sponsor registered and/or non-registered plans from time to time. As a result, the Corporation has established an appropriate governance structure for those of the plans that it may designate (collectively, the “Plans”) to enable the Corporation and CPRC to meet their legal and fiduciary obligations to members of the Plans.

The governance structure for the Plans is as follows:

•	The Corporation’s Board of Directors (the “Board) will retain full power to make all amendments to the Plans.

•	Acting through the Board, the Corporation and CPRC have delegated certain responsibilities to the Pension Trust Fund Committee of the Board (“PTFC”). The PTFC will oversee the Plans and related funds and set certain pension-related policies and strategies.

•	The PTFC will delegate certain pension monitoring and legislative compliance matters to a Management Pension Committee of CPRC (“MPC”) whose membership will include management, human resources, finance and legal staff. The MPC will monitor the administration and investment of the Plans and related funds.

•	Appropriate CPRC staff will be responsible for monitoring the day-to-day administration and custody of the Plans.

•	One or more professional investment managers will invest the assets of the Plans.

•	The Corporation and CPRC will be assisted by such professional advisors as may be required to administer the Plans in accordance with the policies of the Corporation and applicable legislation.
B.  Role of the Board

•	Actions by the Corporation and CPRC will be through the Board or authorized officers of the Corporation or of CPRC.

•	The Corporation will be Administrator for the registered pension plans for purposes of pension legislation, and will oversee the Plans and related funds.

•	The Board will be responsible for all non-fiduciary aspects of benefits policy, design of the Plans, and establishment and windup of the Plans. The Board also has the power to approve amendments to the Plans or delegate such power to others.

•	The Board will appoint the membership of the PTFC and approve a pension governance structure for the MPC and any sub-committees thereof, and the President and Chief Executive Officer will appoint the membership of the MPC.

•	The Board will be advised on decisions by the PTFC on investment policy and the selection of managers.

•	The Board will approve the mandates and terms of reference of the PTFC and the MPC and delegate certain obligations to such committees, including authority for each to further delegate to appropriate individuals.

•	The Board will monitor the PTFC with respect to the Plans and will receive an annual report from the PTFC on pension matters.

C.	Establishment of PTFC and Procedures

1.	Composition of PTFC

The PTFC shall consist of not less than two Directors and not more than six Directors.

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2.   Appointment of PTFC Members

Members of the PTFC shall be appointed from time to time and shall hold office at the pleasure of the Board.
3.   Vacancies

Where a vacancy occurs at any time in the membership of the PTFC, it may be filled by the Board. The Board shall fill any vacancy if the membership of the PTFC is less than three Directors.
4.   PTFC Chair

The Board shall appoint a Chair for the PTFC.
5.   Absence of PTFC Chair

If the Chair of the PTFC is not present at any meeting of the PTFC, one of the other members of the PTFC who is present at the meeting shall be chosen by the PTFC to preside at the meeting.
6.   Secretary of PTFC

The PTFC shall appoint a Secretary who need not be a director of the Corporation.
7.   Meetings

The Chair or the President of the Corporation or any other two members of the PTFC may call a meeting of the PTFC.
8.   Quorum

Two members of the PTFC shall constitute a quorum.
9.   Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the PTFC at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
10. Attendance of Others at Meetings

At the invitation of the Chair of the PTFC, individuals who are not members of the Committee may attend any meeting of the PTFC.
11. Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board as may be required from time to time, but not less than annually. Notwithstanding the foregoing, minutes of all meetings of the PTFC shall be kept by the Corporate Secretary of the Corporation.
12. Review of Terms of Reference

The PTFC shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.
D.  Mandate of PTFC
13. The PTFC shall:

a)	have general oversight responsibility for the Plans as directed by the Board from time to time;

b)	monitor the activities of the MPC;

c)	based on recommendations by the MPC, approve the selection of investment manager(s), trustees, custodians and actuaries;

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d)	receive the advice of the MPC and Chief Financial Officer on issues of investment policy and funding policy and approve the investment and funding policies for the Plans;

e)	approve the Statement of Investment Policies and Procedures for the Plans, based on recommendations by the MPC;

f)	review the criteria for trustee/custodian/ investment manager selection and the criteria used to measure the ongoing performance as approved by the MPC;

g)	appoint the auditors for the Plans and review and approve the Plans’ audited financial statements;

h)	by way of written mandate, delegate certain duties and responsibilities to appropriate staff and advisors in accordance with the Corporation’s overall governance structure for the Plans;

i)	deliver annual reports to the Board in accordance with Section A. 11;

j)	receive and review semi-annual reports from the MPC on relevant pension plan issues, including:

—	design of the Plans

—	background information on the Plans: contributions, membership

—	overall financial conditions: assets, liabilities, surpluses or deficits, on a funding, solvency or windup basis as appropriate; current service costs; cash flow; highlights of related expenses

—	summary of investment manager and trustee/custodian performance: reasons for changes to net assets, and compliance with investment policy

—	proposed amendments to the Plans and related funding impact, if any

—	recommendations on the continued tenure of investment managers, trustee/ custodian/ third party administrator, advisors, and MPC members and reasons therefore

—	recommendations on investment policy and strategy and compliance with such strategies

—	reports on any conflicts of interest

—	legislative compliance

—	upcoming pension trends or changes in Canada;

14.	The PTFC may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances.
February 21, 2005

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Computershare Trust Company of Canada
Transfer Agent for Canadian Pacific Railway Limited
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-877-4-CP-RAIL
or
1-877-427-7245
www.computershare.com

Security Class
Holder Account Number

Proxy Form — Annual and Special Meeting of Shareholders to be held on May 5, 2005

Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxy in the space provided (see reverse). This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require documentation evidencing your power to sign the proxy with signing authority stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically – You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

• •	Call the toll free number listed BELOW from a
touch tone telephone. There is NO CHARGE
for this call.

Proxy Instructions must be received not less than 24 hours prior to the time fixed for the meeting.	• •	Go to the following web site: www.computershare.com/ca/proxy Proxy instructions must be received by not less than 24 hours prior to the time fixed for the meeting.	•	You can enrol to receive future securityholder
communications electronically, after you vote
using the Internet. If you don’t vote online,
you can still enrol by visiting
www.computershare.com – click “Investors”
and then “Electronic Shareholder Communications”.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                                                HOLDER ACCOUNT NUMBER                                                ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received not less than 24 hours prior to the time fixed for the meeting (or any adjournment thereof) in order to be used at the meeting.

+	+

This Proxy is solicited by and on behalf of Management.

Appointment of Proxy
I/We being holder(s) of Common Shares of Canadian Pacific Railway Limited hereby appoint: Robert J. Ritchie, or failing him Fred J. Green, or failing him Michael T. Waites	OR	Print the name of the person you are appointing if this person is someone other than the named appointees as my/our proxy with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) and to vote as the proxy sees fit on amendments to such matters and on all other matters that may come before the Annual and Special Meeting of Shareholders of Canadian Pacific Railway Limited to be held in Calgary, Alberta, on Thursday, May 5, 2005, at 9:00 a.m. (Mountain Time) and at any adjournment or postponement thereof.

1. Election of Directors
The proposed nominees named in the accompanying Management Proxy Circular are:
01. Stephen E. Bachand, 02. John E. Cleghorn, 03. Tim W. Faithfull, 04. James E. Newall, 05. Dr. James R. Nininger,
06. Madeleine Paquin, 07. Michael E.J. Phelps, 08. Roger Phillips, 09. Robert J. Ritchie, 10. Michael W. Wright

FOR all nominees listed above
FOR all nominees listed above (except for nominees listed to the right from whom I withhold my vote)	Please specify the number of the individual(s):
WITHHOLD vote for all nominees

2. Appointment of Auditors

For Withhold
Appointment of PricewaterhouseCoopers LLP as Auditors

3. Resolutions

The Board of Directors recommends a vote FOR the following resolution.
Please read the resolution in full in the accompanying Management Proxy Circular

For Against
The resolution approving the Shareholder Rights Plan

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Date

Financial Statements Request	Interim Financial Reports	Annual Reports

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CPR posts its annual report and interim financial statements to its web site www.cpr.ca. You may also enrol to receive advice of the availability of these documents electronically. Please see the reverse side of this form for enrolment instructions.

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